Suite 860 - 625 Howe Street
Vancouver BC V6C 2T6 Canada
Tel: 604.687.7545
Fax: 604.689.5041

RENEWAL
ANNUAL INFORMATION FORM

For the 12 month period ended April 30, 2006

Dated July 11, 2006

Preliminary Notes

In this Annual Information Form, unless the context otherwise requires, Stornoway Diamond Corporation is referred to as the “Company”.  All information contained herein is as at July 11, 2006, unless otherwise stated.

Financial Statements

In February 2004, the Company changed its financial year-end from December 31 to April 30 so that its year end would be coterminous with its newly acquired subsidiary, Stornoway Ventures Ltd. (“Stornoway Ventures”).  The Company acquired Stornoway Ventures pursuant to a plan of arrangement on July 16, 2003.  Accordingly, the last day of the Company’s 16 month transition year was April 30, 2004.

Currency

All sums of money which are referred to in this Information Circular are expressed in lawful money of Canada, unless otherwise specified.

Cautionary Statement Regarding Forward-Looking Statements

This Annual Information Form contains “forward-looking statements”.  Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Issuer to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; changes in project parameters as plans continue to be refined, future prices of resources; possible variations in ore reserves, grade or recovery rates, accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed under “Describe the Business – Risk Factors”.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Glossary of Technical Terms

In this Annual Information Form, the following technical terms have the following meanings:

anomaly/anomalous	Value higher or lower than the expected value, which thereby outlines a zone of potential exploration interest but not necessarily of commercial significance.

carats	Unit of weight in the gemstone trade where 1 carat = 0.2 grams.

caustic fusion

A process whereby rock or unconsolidated material is subjected to aggressive chemical attack under closed laboratory conditions in order that a significant volumetric reduction occurs, leaving behind a small concentrate of resistive minerals including, if present, diamonds.

development	Preparation of a mineral deposit for commercial production including installations of plant and machinery and the construction of all related facilities.

diabase dykes

Laterally extensive, thin, tabular or sheet-like bodies of commonly medium grained igneous rock that cuts across the bedding or structural plane of the host rock.  Often used to indicate a subvertical to vertical attitude although this is technically incorrect.

diamond indicator minerals (DIMs)	See ‘indicator minerals’ below.

diamondiferous	Containing diamonds, without any inference as to stone size, grade, value or economic potential.

electron microprobe analyses

A comparative analytical technique in which the x-ray yields of mineral standards of accurately known composition are compared with the x-ray yield of unknown minerals to determine the geochemical composition of individual mineral grains, and therefore make inferences as to the nature and potential provenance of the grains.

exploration	The prospecting, mapping, sampling, remote sensing, geophysical surveying, diamond drilling and other work involved in the searching for ore bodies.

high resolution airborne magnetic (HRAM)

Flying of low level, tightly spaced, survey traverses from either a fixed wing or rotary wing aircraft utilizing passive equipment designed to measure and collect local variations in the potential field related to the Earth’s geomagnetic field in order to derive an indication of the underlying rock types through changes in magnetite content and magnetic susceptibility.

horizontal loop electromagnetic survey

Ground geophysical survey technique that employs two circular, copper wire wound, coils carried in horizontal configuration joined by a cable of variable length.  One cable acts as a transmitter to actively induce an electromagnetic field into the ground while the second coil measures changes in the response which are attributed to changes in the subsurface.

indicator minerals

A suite of distinctive minerals, some of which crystallised directly from a kimberlitic magma (phenocrysts) and others that are mantle derived (xenocrysts), that are common constituents of kimberlites, lamproites and orangeites – the three primary host rocks for diamonds.  Examples of indicator minerals include picroilmenite, titanium and magnesium rich chromite, chrome diopside, magnesium rich olivine, pyrope garnet and eclogite garnet.  A.k.a. kimberlite indicator minerals (KIM’s) and diamond indicator minerals (DIM’s)

kimberlite

Volatile-rich, potassic ultrabasic rocks with highly variable textures and mineralogic compositions that are one of the primary hosts for diamond deposits.  Kimberlite is a hybrid igneous rock crystallised from a molten liquid (kimberlitic magma) originating from the earth’s upper mantle.

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kimberlite float

Boulders of kimberlite detached from the insitu bedrock source body and commonly transported away from the source by glacial action, stream processes, or other processes.  There is no inference as to the size of material.

kimberlite indicator minerals (KIMs)	See ‘indicator minerals’ above.

macrodiamond	Diamond or diamond fragment with at least one dimension equal to or exceeding 0.5mm in length.

mineralization	Rock containing an undetermined amount of minerals or metals.

ore	A natural aggregate of one or more minerals which, at a specified time and place may be mined, processed and sold at a profit, or from which some part may profitably be separated.

till sample	Unconsolidated surficial material comprised of variable sized fragments of bedrock, ranging from fine clay to large boulders, that has been eroded, transported and distributed by glacial ice.

visual picking

The process whereby trained observers use a binocular microscope to review unconsolidated mineral concentrates and extract certain grains of potential exploration interest (e.g., ‘indicator minerals’).  Many mineral grains have similar surficial features and the visual picking/naming of a grain does not guarantee the provenance.  Electron microprobing is the next step.

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CORPORATE STRUCTURE

Name, Address and Incorporation

Stornoway Diamond Corporation exists under the Business Corporations Act (British Columbia).  The head office and registered office of the Company are located at Suite 860 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.  The Company was incorporated under the Company Act (British Columbia) under the name Condor Precious Metals Inc. on November 16, 1986 and on October 7, 1991, the Company changed its name to Condor International Resources Inc.

On June 16, 1997, the Company’s constating documents were amended such that at each annual general meeting (commencing in 1998), directors are elected on a rotating basis.

On May 3, 1999, the Company changed its name to Northern Empire Minerals Ltd. and on July 22, 2003, after completion of the acquisition of Stornoway Ventures pursuant to a court approved plan of arrangement, the Company changed its name to Stornoway Diamond Corporation.

On April 19, 2004 the Company completed its transition under the Business Corporations Act (British Columbia) whereupon its constating documents became referred to as a Notice of Articles and Articles and replaced the previous memorandum and Articles.

On September 20, 2004, the Company increased its authorized capital from 100,000,000 common shares to an unlimited number of common shares.

On April 30, 2005, Stornoway Diamond Corporation and its wholly-owned subsidiary, Stornoway Ventures, were amalgamated as one company under the name Stornoway Diamond Corporation.

On January 30, 2005, Stornoway amended it Notice of Articles to remove the “Pre-existing Company Provisions”, with a consequence of reducing the threshold percentage of votes require to approve a special resolution from 75% to 66 2/3%, amongst other things.

Intercorporate Relationships

The Company has no active subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

The Company is a Canadian diamond exploration company with an extensive property portfolio in under-explored regions of northern Canada and Africa.  As of July 2006, the Company holds interests, directly or through joint ventures, in approximately 30 separate project areas in Nunavut, Alberta, Manitoba, the Northwest Territories and Botswana covering more than 16.0 million acres. Since 2002, the Company has been involved in the discovery of over 60 kimberlites of which greater than one third have proven diamoniferous.

Its material properties are its Aviat Properties, located at the northern end of the Melville Peninsula in Nunavut, and the Churchill Project, located near Rankin Inlet in the Kivalliq region of Nunavut.

The Company acquired its interest in the Aviat One Property under an option agreement with Hunter Exploration Group (“Hunter”) and work at the property is now being carried out under a Joint Venture Agreement with BHP Billiton Diamonds Inc. (“BHP Billiton”) and Hunter under which the Company holds a 70% interest in the property.

The Company acquired its 35% interest in the Churchill Project under an option agreement with Hunter and exploration at the property is now being carried out under a Joint Venture Agreement with Shear Minerals Ltd. (“Shear”) (51%) and BHP Billiton (14%).

3

Three Year History

Over the past three years, the Company has raised over $43.0 million from equity financings and acquired and explored diamond properties in regions of northern Canada and Africa.

Financial Year End April 30, 2004 (16 month period)

Prior to the acquisition of Stornoway Ventures in July 2003, both the Company and Stornoway Ventures were actively engaged in diamond exploration in northern Canada.

In February, 2003, the Company and Stornoway Ventures announced the discovery of a significantly diamondiferous kimberlite on their Aviat One Property, in which each held options to acquire a 35% interest, and that they had acquired permits to a further 5.5 million acres in the area around the discovery.  The original area on which the diamonds were discovered is referred to herein as the “Aviat One Property”.  The additional area is referred to herein as the “Aviat Two Property” and both are collectively referred as the “Aviat Properties”.

At the end of May 2003, the Company and Stornoway Ventures reached an agreement with BHP Billiton and Hunter under which the Company and Stornoway Ventures were deemed to have earned their combined 70% interest in the Aviat Properties and the two Joint Ventures were formed, one in respect of each of the Aviat Properties.  See “Mineral Projects – Aviat Properties (Nunavut) – Option Agreements and Joint Ventures” for further details with respect to the applicable agreements and joint ventures.

In July 2003, following receipt of shareholder, regulatory and court approval, the Company completed the acquisition of Stornoway Ventures by issuing 0.8734 common shares for each issued and outstanding common share of Stornoway Ventures.  As a result of the acquisition, Stornoway Ventures became a wholly-owned subsidiary of the Company and the Company held a 70% interest in the Aviat One and Aviat Two Properties.

In August 2003, the Company completed a $15.0 million financing under which the Company sold, on a private placement basis, 8 million units at a price of $1.50 per unit and $2.0 million flow through shares at a price of $1.50 per share.

In February 2004, the Company was granted a further 5.5 million acres of prospecting permits on the south central portion of the Melville Peninsula, south of the Aviat Properties and north of BHP Billiton’s Qilalugaq (or Area 8) property.  In addition, 378,336 acres of claims were staked surrounding and adjacent to BHP Billiton’s Qilalugaq property.  Mineral rights to this property were divided into two properties referred to as the “Alexis North Property” and the “Alexis South Property”.  Under the terms of the joint venture agreements, both the Company and BHP Billiton hold a 50% interest in each joint venture and all costs of exploration are shared equally.

Financial Year Ended April 30, 2005

In May 2004, the Company finalized an agreement with Majescor Resources Inc. (“Majescor”) whereby Majescor granted Stornoway an exclusive option to acquire a 51% interest in the mineral claims and permits constituting the Portage Project by meeting exploration commitments of up to $3.5 million over three years. As part of the agreement, Stornoway acquired 1,250,000 units of Majescor at $0.40 per unit with each unit consisting of one common share and one half of one common share purchase warrant exercisable for two years at $0.70 per share.  The Portage Project option was subsequently dropped by the Company.

In May 2004, the Company completed an $20.0 financing with a syndicate of underwriters whereby the Company sold, on a private placement basis, 8.0 million units at a price of $2.50 per unit with each unit consisting of one common share and one half of one common share purchase warrant exercisable for one year at $3.00 per share..  Proceeds of this financing were used to fund the Company’s diamond exploration projects in Nunavut, Northwest Territories and Quebec.

Also in May 2004, the Company entered into an option agreement with Strongbow to earn up to a 60% interest in three properties representing more than 185,000 acres of prospective diamond claims located in the Lac de Gras region of the Northwest Territories.  Under the terms of the agreement the Company may earn a 51% interest in the LDG, Starfish and Daring Lake properties by spending $3 million within three years, and may increase this interest to 60% by completing a feasibility study. The Starfish property was subsequently drill tested with negative results and returned to the vendor.

In July 2004, the Company and Twin Mining entered into a letter agreement dated July 28, 2004 whereby the Company may, at its option, make an election to earn a 51% interest in the Jackson Inlet diamond project after acquiring, by way of a private placement, 2.25 million units of Twin at $0.20 per unit and within 30 days of Twin providing notice that it has completed at least a $900,000 exploration program on the property. The Jackson Inlet option was subsequently dropped by the Company.

In October 2004, the Company’s securities began trading on the Toronto Stock Exchange.

In February 2005, the Churchill Joint Venture was granted additional federal prospecting permits bringing the total acreage being explored at the Churchill Diamond Project to more than 9 million acres.

In March 2005, the Company entered into an agreement with Indicator Minerals Inc. whereby the Company acquired an option to earn a 41% interest in the Baumann Project located on Ellesmere Island, Nunavut by spending $1.0 million before December 31, 2009 and incurring 100% of the cost of acquiring prospecting permits.

Also in April 2005, the Company and Diamonds North Resources Ltd. (“Diamonds North”) entered into an agreement to explore the Manitoba Highlands project under a 50:50 joint venture.  The project is located in the Hudson Bay Lowlands of northeastern Manitoba and was originally acquired by Diamonds North in 2004.  Under the terms of a joint venture, the Company and Diamonds North agreed to fund the original acquisition and exploration costs and all future exploration work on the project equally.  Diamonds North will act as the operator.

Also in April 2005, the Company and Motapa Diamonds Inc. (“Motapa”) entered into an agreement to jointly explore for diamonds on Motapa’s extensive landholdings in Botswana totaling more than 5.4 million acres.  The agreement provides the Company with the option to earn a 50% participating interest in the joint venture holding Motapa’s Botswana diamond interests by issuing common shares equal to US$1.0 million and fulfilling exploration commitments of US$2.0 million over approximately three years.

Financial Year Ended April 30, 2006

In May 2005, the Company and Contact Diamond Corporation (“Contact”) entered into a joint venture designed to pursue a generative diamond exploration project within Canada. Under the terms of the joint venture agreement, both the Company and Contact hold a 50% interest in the joint venture and all costs of exploration are shared equally.  The project will comprise initial desktop generative study, field exploration and land acquisition ahead of target testing.  The joint venture allocated approximately $1,000,000 to the joint venture in fiscal 2005.

In May 2005, the Company announced that it extended the expiry date of 4,000,000 outstanding share purchase warrants which were scheduled to expire on May 12, 2005.  The Warrants were exercisable at C$3.00 per share and the expiry date was extended to May 12, 2006. No warrants were exercised during the subsequent year and on May 12, 2006 the entire 4,000,000 share purchase warrants expired.

In September 2005, the Company and joint venture partners Shear, BHP Billiton and International Samuel Exploration Corp. (“International Samuel”) reported that International Samuel had elected not to participate for its portion of the 2005 program expenditure, and as a result, will have its percentage ownership diluted accordingly.  At the conclusion of the 2005 program, Samuel’s ownership is projected to be 47% and Shear, Stornoway and BHP Billiton will have a 27%, 18.5% and 7.5% interest respectively.

In October 2005, the Company completed an $8.4 million financing with a syndicate of underwriters under which the Company sold, on a private placement basis, 7,000,000 Flow Through Shares at a price of $1.20 per share.

In February 2006, the Company and Contact announced the staking of approximately 75,000 acres in the south central region of Baffin Island following a 76 day field program conducted between June 10 and August 22, 2005.

In March 2006, the Company announced the acquisition of approximately 1.3 million acres of new 100% owned ground as a result of generative exploration activities in various parts of Canada, including 133,000 acres in six townships situated in the northern part of the Buffalo Head Hills, Alberta.

In April 2006, the Company and Shear announced that BHP Billiton had chosen not to participate in its share of the 2006 exploration budget and have its ownership dilute from 14% to 11.3%. Shear and Stornoway have each elected to fund the proposed program and, as a result, their ownership interests will increase to 52.6% and 36.1% respectively.

In June 2006, NDR and Strongbow informed the Company that they were relinquishing their collective option to earn an interest in the Fury, Scarpa and Gem Properties.

2005 Exploration Season Summary

During the 2005 exploration season, the Company operated exploration programs on 24 properties (12 million acres) while joint venture partners explored an additional nine properties (10.6 million acres). The most advanced work was completed on kimberlite AV-1 where a minibulk sample of 10.4 tonnes returned a potentially economic sample grade of 0.83 carats.

Highlites of the 2005 exploration programs included:

•      drill testing of seven properties with 130 holes totaling 11,018 metres of core;

•      the discovery of kimberlite on six properties (Aviat, Churchill, Wales Island, Kikerk, KUG and Jewel);

•                  59,500 line km of airborne geophysics flown;

•                  205 ground geophysical grids completed;

•                  5,900 till samples collected to test for kimberlite indicator minerals;

•                  2,750 kg of kimberlite sampled for caustic fusion analysis for microdiamonds;

•                  12,000 kg of kimberlite retrieved for extraction of macrodiamonds;

Stornoway also undertook generative programs on or within 29 other areas representing some 250 million acres in Northern Canada. This work investigated unsourced indicator mineral anomalies, unexplained geophysical targets and geologically prospective terrains. Generative work included the collection of some 95,000 line km of airborne geophysics, in excess of 2700 surficial sediment samples and a series of rock samples for both microdiamond and macrodiamond analysis.

Together with their joint venture partners, the Company explored more than 270 million acres of prospective geological terrain in Canada under a budget of $24.0 million of which approximately $15.0 million was contributed by the Company.

In addition to exploration of its Canadian properties, the Company completed a large scale, 11,633 line km airborne gravity survey over the Sua Pan property in Botswana.

DESCRIPTION OF THE BUSINESS

General

The Company is a diamond exploration company that is engaging in exploration activities for diamonds in Nunavut, the Northwest Territories, Alberta, and Manitoba, Canada and in Botswana.  See “General Development of the Business – Three Year History and Significant Acquisitions” and “Mineral Projects”.  The Company is in the exploration stage and has no production.  It has funded itself through the sale of its securities.  The Company is looking for commercial diamond deposits.

The diamond market is dominated by a small number of major suppliers, most notably the Diamond Trading Corporation (a subsidiary of De Beers Consolidated Mines Ltd. (“De Beers”)).  There is no quoted market for diamonds, sale prices are typically kept confidential and the small number of major suppliers can affect the prices for which rough diamonds may be sold.

The Company had nine (9) employees at April 30, 2006, including full-time consultants.  In order to complete its exploration programs the Company engages consultants and third party contractors on a regular basis who perform services including positioning supplies, completing sampling programs, flying airborne surveys, undertaking drilling and completing analytical tests.

Environmental protection requirements presently have limited impact on the Company’s capital expenditures since the Company is only engaging in exploration activities.  However, the Company’s Canadian properties would be subject to comprehensive environmental protection requirements to address the sensitive northern environment if the Company was to discover a commercial deposit and bring it into production.  Whether these requirements impact on the Company’s competitive position cannot be determined at this time but will be the subject of detailed review in any feasibility study prepared in connection with a decision to bring a property into commercial production.

Risk Factors

An investment in securities of the Company involves significant risks which should be carefully considered by prospective investors before purchasing such securities.  In addition to the other information set forth elsewhere in this Annual Information Form, the following risk factors should be carefully reviewed by prospective investors:

No Operating Profit - Need For Additional Funds - Dilution

The Company has no history of profitable operations and its present business is at the exploration stage.  The Company has no source of operating cash flow and no assurance that additional funding will be available to it for further exploration and development of its projects when required.  As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues.  Although the Company has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable.  Such means of financing typically result in dilution of a shareholder’s interest, either directly as a result of issuing equity securities or indirectly through dilution of an interest in one of the Company’s Projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development of its properties and ultimately in the loss of its properties.

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and it may have its interest in the properties subject to such agreements reduced as a result.  Also, if other parties to such agreements do not meet their share of such costs, the Company may not be able to finance the expenditures required to complete recommended programs.

Exploration and Development

Diamond exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover diamond deposits but also from finding diamond deposits that, though present, are insufficient in quantity and quality to return a profit from production.

All of the claims and permits to which the Company has a right to acquire an interest are in the exploration stages only and are without a known body of commercial ore.  The business of diamond exploration in northern Canada can be a lengthy, time consuming, expensive process and involves a high degree of risk.  Upon discovery of a diamond bearing kimberlite, the primary host-rock for diamonds, several stages of assessment are required before its economic viability can be determined.  Assessment includes a determination of deposit size (tonnage), grade (carats/stone), diamond value (US$/carat) and the associated costs of extracting and selling the diamonds.  Development of the subject diamond properties would follow only if favorable results are obtained at each stage of assessment.  Although the Company has reported recoveries of diamonds from material extracted from kimberlite occurrences on the Company’s properties, the amount of material extracted is small and continuity of the diamond content of the kimberlitic body is not assured and cannot be assumed.  The development of a diamond mine in northern Canada has typically taken between seven and ten years from its initial discovery.  Few diamond deposits discovered are ultimately developed into producing mines.

There is no assurance that the Company’s diamond exploration activities will result in any discoveries of commercial bodies of ore.  The long-term profitability of the Company’s operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major diamond deposit, no assurance can be given that diamonds  will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Nature of the Securities

The purchase of securities of the Company involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks.  The Company’s securities should not be purchased by persons who cannot afford the possibility of the loss of their entire investment.  Furthermore, an investment in securities of the Company should not constitute a major portion of an investor’s portfolio.

Price Volatility of Public Stock

The market price of securities of the Company have experienced wide fluctuations which may not necessarily be related to the operating performance, underlying asset values or prospects of such companies.  It may be anticipated that any market for the Company’s shares will be subject to market trends generally and the value of the Company’s shares on the Toronto Stock Exchange may be affected by such volatility.

Supplies, Infrastructure, Weather and Inflation

The Company property interests are located in remote, undeveloped areas and the availability of infrastructure such as surface access, skilled labour, fuel and power at an economic cost, cannot be assured.  These are integral requirements for exploration, development and production facilities on mineral properties.  Power may need to be generated on site.

Due to the remoteness of its exploration projects, the Company is forced to rely heavily on air transport for the supply of goods and services.  Air transport in northern Canada is very susceptible to disruptions due to adverse weather conditions, resulting in unavoidable delays in planned programs and/or cost overruns.

Recent, improved market conditions for resource commodities after several years of record low prices has resulted in a dramatic increase in mineral exploration investment and activity in Canada.  While inflation has not been a significant factor affecting the cost of goods and services in Canada in recent years, this renewed exploration activity has resulted in a shortage of experienced technical staff, and heavy demand for drillers, geophysical surveying crews and other goods and services needed by the exploration community.

It is difficult at this stage to quantify the effect of increased demand for these goods and services used in the Company’s exploration programs, but there is anecdotal evidence that cost increases during the upcoming field season will be considerably higher than the rate of inflation prevailing in other sectors of the economy.  Exploration companies can also expect to experience difficulty in scheduling drilling contracts, airborne geophysical surveys and other services that are key components of early stage exploration programs.

Market for Diamonds

The mining industry, in general, is intensely competitive and there is no assurance that, even if commercial quantities of diamonds are discovered, a profitable market will exist for the sale of the diamonds produced.  Factors beyond the control of the Company may affect the marketability of any diamonds or other minerals discovered.  Pricing is affected by numerous factors beyond the Company’s control such as international economic and political trends, global or regional consumption and demand patterns, increased production and the influence of the world’s largest diamond producer, De Beers Consolidated Mines Ltd. (see also “Description of the Business – General”).  There is no assurance that the price of diamonds recovered from any diamond deposit will be such that they can be mined at a profit.

Marketability of Diamonds

The marketability of diamonds acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of processing facilities, processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, requirements for “value added” processing of rough diamonds in northern Canada and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

Title Risks

Although the Company has exercised the usual due diligence with respect to determining title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned.  The Company’s mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.  Surveys have not been carried out on the majority of the Company’s mineral properties, therefore in accordance with the laws of the jurisdiction in which such properties are situated, their existence and area could be in doubt.

Environmental Regulations, Permits and Licenses

The Company’s operations are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, safety and other matters.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in imposition of fines and penalties.  In addition, certain types of operations require the submission and approval of environmental impact assessments.  Environmental legislation is evolving in a direction of stricter standards, and enforcement, and higher fines and penalties for non-compliance.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.  The Company intends to fully comply with all environmental regulations.

The current operations of the Company require permits from various domestic authorities and such operations are governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.

The Company believes it is in substantial compliance with all material laws and regulations, which currently apply to its activities.  There can be no assurance, however, that all permits which the Company may require for its operations and exploration activities will be obtainable on reasonable terms or on a timely basis or that such laws and regulations would not have an adverse effect on any mining project which the Company  might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Operating Hazards and Risks

While the Company does not presently engage in mining operations, its goal is to discover an develop a diamond deposit and put it into production.  Mining Operations involve many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of diamonds and other metals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage.  Although the Company maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition.

Competition for Properties

The mining industry is intensely competitive in all its phases, and the Company competes with other companies that have greater financial resources and technical capacity.  Competition could adversely affect the Company’s ability to acquire suitable properties or prospects in the future.

Economic Conditions

Unfavorable economic conditions may negatively impact the Company’s financial viability.  Unfavorable economic conditions could also increase the Company’s financing costs, decrease net income, limit access to capital markets and negatively impact any of the availability of credit facilities to the Company.

Dependence on Management

The Company is very dependent upon the personal efforts and commitment of its existing management.  To the extent that management’s services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers, or may be associated with other reporting companies or have significant shareholdings in other public companies.  To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the transaction.  If a conflict of interest arises, the Company will follow the provisions of the Business Corporations Act (British Columbia) dealing with conflicts of interest.  These provisions state that where a director has such a conflict, that director must, at a meeting of the Company’s directors, disclose his interest and refrain from voting on the matter unless otherwise permitted by the Business Corporations Act (British Columbia).  In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith and in the best interests of the Company.

MINERAL PROJECTS

Material Mineral Properties

The Company’s material mineral properties are the Aviat Properties on the Melville Peninsula and the Churchill Diamond Project, both located in Nunavut, Canada.  See “Aviat Properties (Nunavut) – Option and Joint Venture Agreements”,  “Aviat Properties (Nunavut) – Technical Information”, “Aviat Properties (Nunavut) – Exploration Program Update and Status”, “Churchill Diamond Project (Nunavut) – Option Agreements and Joint Ventures” and “Churchill Diamond Project (Nunavut) – Technical Information” below.

The Aviat Properties lie on the Melville Peninsula, and in this area of Nunavut the Company is currently participating in five separate joint venture projects, being the two Aviat Properties (with BHP Billiton and Hunter), the Fury, Sarcpa and Gem properties (with Strongbow Exploration Inc. (“Strongbow”) and New Dimension Resources Ltd. (“NDR”)), the Alexis Joint Venture (with BHP Billiton) and Wales Island (with BHP Billiton and Strongbow).  These projects and the Churchill Diamond Projects, including the Churchill West Diamond Project (with International Samuel, Shear and BHP Billiton), in this part of eastern Nunavut total more than 9 million acres.

Mineral Tenure in Nunavut

The following is based on the Company’s understanding of mineral tenure in Nunavut.  In providing these disclosures, the Company primarily relied upon publicly available sources believed by the Company to be accurate.

There are essentially three levels of land ownership within Nunavut, as defined by Article 19 of the 1993 Nunavut Land Claims Agreement (the “NLCA”):

(1)                                  Inuit Owned Lands Surface and Subsurface Rights (mineral rights included – referred to as “Subsurface IOL” herein);

(2)                                  Inuit Owned Lands Surface Rights Only (mineral rights administered by the Federal Government through the Department of Indian Affairs and Northern Development (“DIAND”) – referred to as “Surface IOL” herein); and

(3)                                  Crown (Public) Lands (mineral rights administered by the Federal Government through DIAND).

Companies interested in acquiring mineral rights on Subsurface IOL properties negotiate for those rights directly with Nunavut Tunngavik Incorporated (“NTI”), a ‘parent company’ into whose care the Inuit mineral rights have been vested.  These lands are best described as privately owned.  On Surface IOL ground, the mineral rights are administered by the Federal Government through DIAND, but access to the surface (for example to place claim posts) must be granted by the appropriate Regional Inuit Association (“RIA”).  The RIA also grants rights of surface access in respect of Subsurface IOL parcels.  If this access has not been granted in advance of staking activities on Surface IOL ground, the claims will be refused.

Interests in Crown Lands may be obtained in two ways: (i) by physically staking and filing an application for a mineral claim or (ii) in certain areas as an incentive to attract exploration, by application for a prospecting permit.  Granting and monitoring of mineral claims and prospecting permits on Crown (Public) Lands in Nunavut are governed by the Canada Mining Regulations and administered from Iqualuit by the Mining Recorder’s Office of Indian and Northern Affairs Canada.

Mineral Claims

According to the Canada Mining Regulations, mineral claims staked on Crown and Surface IOL lands in Nunavut are good for a two year period from the date of recording.  Within the first two year period from the recording date, expenditures of $2 per acre per year are required to hold the claims for the next one year period.  Written reports documenting exploration activities and expenditures must be filed with the Mining Recorder within 30 days of the anniversary date of the claim or within 60 days of the date of the lapsing notice.  A further $2 per acre is required to be spent to retain the mineral claim in each succeeding year.  With sufficient exploration expenditures, claims can be maintained for a ten year period and, following a legal survey, they can be converted to mining leases.  Once a mining lease has been registered, a yearly payment must be made, but there are no further work commitments or expenditures required.  Claims can also be dropped or allowed to lapse at any point in the process without incurring further expenditures.  For more details, the reader is referred to the Canada Mining Regulations and related amendments.

Prospecting Permits

Prospecting permits may be granted on Crown and Surface IOL ground on February 1 of each year and, assuming all work commitments are met, are valid for a five year period in locales above latitude 68 degrees north and for three years for locales below latitude 68 degrees north.  Three year prospecting permits require work commitments of $0.10, $0.20 and $0.40 per acre for years 1, 2 and 3, respectively.  Five year prospecting permits require work commitments of $0.10 per acre over the first two years, $0.20 per acre over the subsequent two years and $0.40 per acre in the fifth year.  Prior to the end of the last year, property within any given prospecting permit must be converted to mineral claims through the staking process or allowed to lapse.  When a prospecting permit has expired, the original permit owner cannot stake claims within the original permit area for a period of at least one year from the January 31 expiry date.  Once any staked claims have been accepted for recording, expenditure commitments, reporting requirements and other obligations are as described in the Mineral Claims section above.

The 68th parallel bisects the Company’s Melville Peninsula Properties, including the Wales Island property, such that certain prospecting permits are three year permits and certain others are five year permits.  The AV-1 diamondiferous kimberlite and the surrounding area are subject to five year permits.  All prospecting permits within the Churchill Properties are three year permits.  Elsewhere in Nunavut the Company also holds varying interests in prospecting permits on a series of minor properties; Ellsmere Island (five year permits); Pelly Bay and Aviat (three year permits).

Land Use and Environmental Regulatory Approvals

Physical work on mineral claims or prospecting permits, other than remote sensing (e.g., airborne surveys), requires notification of the nearest RIA and a number of permits and approvals.  Local Inuit communities also have to be notified.  Any water use activities (such as a camp or drilling) anywhere within Nunavut require a Water Licence to be granted by the Nunavut Water Board (Article 12 of NLCA).  Establishing an exploration camp on Crown Lands in Nunavut would require a land use permit issued by DIAND.  Access to Inuit Owned

Lands (both surface and subsurface) requires an access permit from the appropriate Regional Inuit Association.  Tenure to Inuit owned subsurface rights also requires a concession from NTI.  All water licences, DIAND land use applications and access permits are automatically screened by the Nunavut Impact Review Board (the “NIRB” – Article 13 of NLCA).  NIRB can elect to send any submission to a full panel review process; this is usually not required for exploration camps or early stage drilling.  Standard approvals by the Worker’s Compensation Board are also required, and other government agencies may also become involved.  At the present time, the Company has the requisite permits and approvals for its exploration programs.

More advanced exploration or development projects may also be subject to input from the Nunavut Planning Commission, Nunavut Surface Rights Tribunal and Nunavut Wildlife Management Board.

Aviat Properties (Nunavut) – Option Agreements and Joint Ventures

Aviat One Property and Aviat Two Property

Pursuant to an agreement dated June 25, 2002, the Company and Stornoway Ventures acquired an option to earn a 70% interest in certain mineral claims and leases, referred to herein as the Aviat One Property, from Hunter.  Under the terms of a letter agreement of August 2002, the Company, Stornoway Ventures and Hunter agreed to acquire additional ground around the Aviat One Property and were granted permits to such additional ground, referred to herein as the Aviat Two Property, in February 2003.

In May 2003, BHP Billiton paid Hunter $7,125,000 to acquire a 20% working interest in the Aviat Properties, while Hunter retained a 10% interest carried up to the development of a mine on the properties.  In addition, as a condition of the purchase, Hunter agreed to amend the joint venture agreement that will govern the Aviat Properties such that Hunter will forego 90% of the proceeds attributable to its retained 10% interest in the Aviat Properties until all other parties have been reimbursed for their exploration, development and mine construction costs.  John Robins, Co-Chairman and a director of the Company, owns 33.3% of Hunter.  As consideration for the Company and Stornoway Ventures waiving their right of first refusal in respect of Hunter’s interest in the Aviat Properties and as part of a May 2003 agreement between the Company, Stornoway Ventures, Hunter and BHP Billiton, Hunter and BHP Billiton agreed to waive all outstanding option exercise requirements from the June 2002 and August 2002 agreements between the Company, Stornoway Ventures and Hunter and to deem the options on both properties to be fully exercised.  BHP Billiton also agreed to enter into standstill agreements under which BHP Billiton agreed not to take certain specified actions to acquire or otherwise take control of the Company for a period of four years.  This restriction terminates after certain specified events, including a third party making an offer for either of the companies.  BHP Billiton also agreed to pay 100% of the collection and processing costs of the first 200 tonnes of kimberlite bulk samples taken from the Aviat Properties.

On June 6, 2003, a joint venture was formed in respect of each of the Aviat Properties between the Company, Stornoway Ventures, BHP Billiton and Hunter whereby the Company and Stornoway Ventures hold a 70% working interest, BHP Billiton holds a 20% working interest and Hunter holds a 10% interest carried to production.  The Company was appointed operator of each joint venture, and will continue as the operator so long as it holds a 35% interest in the relevant Aviat Property.  Each party is required to contribute to all costs of the joint venture in proportion to its (participating) interest or suffer dilution of its interest.

Each of the Aviat Properties is subject to a 2% NSR on products other than diamonds and a 2% GOR on diamond production.  In addition, advance royalty payments of $50,000 annually commence October 1, 2006 and March 1, 2008 for the Aviat One Property and Aviat Two Property, respectively.

Aviat Properties (Nunavut) – Technical Information

The following information in respect of the Aviat Properties is summarized from a technical report (the “Aviat Technical Report”) prepared by Dean Besserer, B.Sc., P.Geol., of APEX Geoscience Ltd., an independent consulting geologist and a “qualified person” for the purposes of National Instrument 43-101, dated January 31, 2006, entitled “Technical Report for the Aviat Properties, Melville Peninsula, Nunavut,

Canada”.  The Aviat Technical Report is available for viewing under the Company’s profile on the SEDAR website at www.sedar.com (filed July 11, 2006).  The Aviat Technical Report includes information on all of the Melville Peninsula properties, but the Company only considers the Aviat Properties material properties at this time.  The majority of the exploration work that has been completed on, and all of the diamondiferous kimberlite found on the Melville Peninsula properties of Stornoway came from within, the Aviat One Property.

APEX was retained during 2005 as consultants to aid in project management and complete independent technical reports specific to the Aviat Properties.  During summer 2002, spring and summer 2003, 2004 and 2005, APEX conducted exploration on behalf of the Company, Hunter, BHP Billiton, NDR and Strongbow.  The exploration was supervised by Mr. Besserer.

Project Description and Location

The Aviat Properties are located in Nunavut, Canada within 1:250,000 scale National Topographic System (NTS) map areas 47A, 47B, 47C, 47D, 46J, 46K, 46N, 46P, and 46O.  The Aviat Properties cover more than 4.16 million acres and consist of 64 prospecting permits and 191 mineral claims which are semi-contiguous throughout the Melville Peninsula.  The Aviat Properties have not been legally surveyed.  All 191 mineral claims (477,865.5 acres) and 64 prospecting permits (3,688,915 acres) on the Melville Peninsula are held 70% Stornoway, 20% BHP Billiton and 10% Hunter.  The mineral claims and prospecting permits are presently registered in the name of Mr. Lawrence Barry, Mr. Adam Vary (both principals of Hunter), Stornoway Ventures Ltd. (now amalgamated with Stornoway Diamond Corporation), or Navigator Exploration Corp. (now amalgamated with Strongbow).  The mineral claims and prospecting permits are being re-registered in the name of the Company and are subject to the terms of various agreements described above.  As well, more than one million acres were optioned to NDR and Strongbow (see “Mineral Projects – Aviat Properties (Nunavut) – Option Agreements and Joint Venture Agreements”).  On February 1, 2005 certain prospecting permits were allowed to lapse, based upon results from 2003 and 2004 till sampling programs.

Physical work within the prospecting permits, or the mineral claims, other than remote sensing (e.g. airborne surveys), requires notification of the nearest Regional Inuit Corporation (“RIA”) and a number of permits and approvals.  Local Inuit communities would also have to be notified.  Water use activities (ie. a camp or drilling) anywhere within Nunavut require a Water Licence to be granted by the Nunavut Water Board.  To establish an exploration camp on Crown Lands in Nunavut requires a land use permit issued by Indian and Northern Affairs Canada (“DIAND”).  Any water licence, DIAND land use application and access permit are automatically screened by the Nunavut Impact Review Board (NIRB) under Article 13 of Nunavut Land Claim Agreement.  As well, the company must file the proposed program with the Workers Compensation Board, Nunavut.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Aviat Properties is via Canadian North and/or First Air scheduled aircraft service from either: (a) Yellowknife, NT to Igloolik, NU via Iqaluit, NU; or (b) Montreal or Ottawa to Igloolik via Iqaluit.  Igloolik is serviced seasonally by barge, and by scheduled jet service during the week.  The Aviat Properties are located anywhere from 60 to 300 kilometers from Igloolik and can be accessed, in part, via float or tundra tire equipped fixed wing aircraft, or in their entirety by helicopter.  At present, a camp exists north of the AV-1 kimberlite.  The camp is seasonal and the majority of exploration is based out of the camp.

The climate is typical of the eastern sub-arctic, being cold in the winter (-20 to -45 degrees Celsius) and mild in the summer (5 to 15 degrees Celsius).  Precipitation is moderate.  Fog is often a problem near the coast during the summer and fall months.

Some services are available in Igloolik, including groceries and hotel.  Anything that is not available in Igloolik can be shipped from Yellowknife, Edmonton, Iqaluit, Ottawa or Montreal via the scheduled air service.  There is no infrastructure at or near the property and the property has not been legally surveyed.

There is little topographic variance at or near the property and surrounding areas.  Shallow lakes, creeks, rivers and swamps are common throughout.  Extensive, thin glacial deposits (till) occur throughout the property, as outcrops are limited to about 40% in the north, 10 % in the central part of the properties and up to 70% in some of the southwestern most properties.  Lichens, moss, grasses and small scrubs are typical of the vegetation present.

History

The first systematic geological mapping of the southern half of Melville Peninsula occurred at a scale of 1:506,880 in the mid to late 1960’s.  Parts of southern Melville Peninsula have since been remapped at scales of 1:250,000 and 1:100,000.  Parts of the northern Melville Peninsula have been mapped at scales of 1:125,000 and 1:500,000.  Airborne magnetic surveys have been performed over the entire Melville Peninsula, including NTS map areas 46M, N, O, P and 47A, B and C by the Geological Survey of Canada.

Several companies have carried out mineral exploration at Melville Peninsula since the late 1960s.  Borealis Exploration Ltd. (“Borealis”) carried out work to delineate magnetite iron ore deposits within both eastern and western Melville Peninsula from 1968 to 1970 and 1979 to 1983.  From 1983 to 1986, Borealis conducted precious metals exploration on prospecting permits and mineral leases in southern, eastern and western Melville Peninsula.  The highest gold assay reported from their fieldwork is 3.3 g Au/t from a gossan zone in rusty pelitic gneiss in south-central Melville Peninsula.  Aquitaine Company of Canada Limited performed magnetic, electromagnetic and radiometric surveys, prospecting, sampling and geological mapping over parts of southern Melville Peninsula between 1970 and 1973.  Noranda Exploration Company Ltd. evaluated claims in western Melville Peninsula for uranium and molybdenum mineralized zones between 1976 and 1980.  Cominco Ltd. performed geochemical lake sediment sampling for base metal mineralized zones over parts of southern Melville Peninsula in 1980.

BHP Minerals Canada Ltd. commenced exploration for base metal mineralised zones on southern Melville Peninsula in 1994.  Gossanous metasediments with two minor zinc showings, graphite and pyrrhotite occurrences were identified in the Penrhyn Basin.  In 1996, they continued not only their base metal exploration, but gold as well, which included geological mapping and geochemical sampling.  Base metal anomalies (up to 1.0% Zn and 0.6% Cu) associated with gossanous pelitic gneiss were identified.

During 1994 and 1995, APEX conducted exploration for gold at selected parts of the Melville Peninsula on behalf of Melville Joint Venture to evaluate the potential of metasedimentary and metavolcanic rocks of the Archean Prince Albert Group, as well as selected locales underlain by the Aphebian Penrhyn Group, to host gold-bearing zones.  Airborne prospecting was performed along prospective metasedimentary and metavolcanic belts, and along aeromagnetic anomalies that had been identified from government maps.

During summer 2001, Hunter conducted regional beach sand sampling throughout Melville Peninsula.  The discovery of diamond indicator minerals in samples led to the acquisition of more than 1.3 million acres by Hunter that were subsequently optioned to the Company and Glencairn Resources Inc.  Exploration was conducted by APEX during summer 2002 on behalf of the Company and Hunter throughout the Melville Peninsula.  As a result of the 2002 exploration, the Company reported the occurrence of a diamond bearing kimberlite outcrop (AV-1 Kimberlite) - the first publicly known kimberlite occurrence within the Melville Peninsula.

Reconnaissance diamond indicator mineral (beach sand) samples were collected within the Aviat Properties during 2002 and on open ground.  Subsequently, based on the positive results of the diamond indicator mineral sampling and the discovery of diamond-bearing kimberlite, mineral rights to an additional 6 million acres (approximate) were obtained by the Company and Hunter, in the form of mineral claims and prospecting permits.  In total, 491 samples were collected in and around what is now known as the Aviat Properties.  Of the 491 samples collected during summer 2002, 65 were anomalous with respect to diamond indicator minerals.

Geological Setting

Melville Peninsula is in the northern part of the Churchill Structural Province of the Precambrian Canadian Shield.  It forms a horst between Foxe Basin and Committee Bay.  Melville Peninsula is underlain by Archean tonalite-granodiorite gneiss, Archean Prince Albert Group metasedimentary and metavolcanic rocks, Archean granites of the Hall Lake Plutonic Complex, Aphebian Penrhyn Group metasedimentary rocks, Helikian sandstones and conglomerates of the Folster Lake Formation and Fury and Hecla Supergroup, Archean to Proterozoic metadiabase and diabase dykes, and early Paleozoic carbonate rocks.  Extensive areas are covered by Quaternary glacial drift.

The oldest rocks at Melville Peninsula comprise partially retrograded tonalite-granodiorite gneisses, which are cut by leucogranite dykes and metamorphosed mafic sills and dykes.  Supracrustal rocks of the Prince Albert Group (a metamorphosed Archean volcanogenic sequence containing meta-ultramafic rocks, metabasalt, acid volcanic rocks, quartzite, banded iron formations, as well as more common pelitic and other clastic metasedimentary rocks) unconformably overlie the gneisses.  The Prince Albert Group is exposed in numerous belts and in a few isolated rafts on Melville Peninsula.  The largest belt is up to 20 km wide and extends over a total distance of nearly 200 km.  The other belts and rafts of Prince Albert Group rocks are up to 55 km long and 10 km wide.

The tonalite-granodiorite gneiss and Prince Albert Group rocks were intruded by late Archean metagabbroic stocks, then deformed by a complex series of folds and faults, and finally metamorphosed and intruded by granites of the Hall Lake Plutonic Complex.  Metamorphism in the late Archean reached upper amphibolite grade throughout most of Melville Peninsula, but ranged from greenschist grade in a few regions on the east coast, through granulite grade in the northwest part of the Peninsula.  Small (100 to 400m diameter) showings of serpentinized ultramafic rock within foliated porphyritic to megacrystic granite have been mapped in portions of the Melville.

Metasedimentary rocks of the Penrhyn Group were deposited during the Aphebian (early Proterozoic), mainly in southern Melville Peninsula.  The Penrhyn Group and underlying basement were then deformed in at least two separate episodes associated with the late Aphebian Hudsonian Orogeny, and metamorphosed to amphibolite grade.  Northeast-trending high-strain zones associated with this deformation are present along the contacts between the Penrhyn Group and basement rocks, and at several locations in northwestern Melville Peninsula.

The Melville Peninsula was uplifted during the Helikian (middle Proterozoic), and cut by numerous east-southeast trending ‘latitudinal faults’.  A few granitic stocks are emplaced along these latitudinal fault zones.  Sandstone and conglomerate clastic sequences were deposited later in the Helikian.  Diabase dykes, first of the Mackenzie series then of the Franklin Series, were intruded into all of the above rock units during the late Helikian and Hadrynian (upper Proterozoic).  Ordovician carbonate rocks were deposited both on the east coast and adjacent to the west coast of Melville Peninsula, and are the youngest rock units that are preserved.  Renewed uplift of Melville Peninsula to near its present erosional surface occurred during the Devonian and Cretaceous.  Finally, thick glacial sediments were deposited in places on the west coast during the Quaternary.

Exploration, Drilling and Mineralization

Kimberlite and Diamond Formation

Kimberlite is best described as a hybrid igneous rock crystallised from a molten liquid (kimberlitic magma) originating from the earth’s upper mantle.  Kimberlite magma contains volatile gases and is relatively buoyant with respect to the upper mantle.  As a result, pockets of kimberlitic magma will begin to ascend upward through the upper mantle and along a path of least resistance to the earth’s surface.  As the kimberlitic magma ascends, the volatile gases within the magma expand, fracturing the overlying rock, continually creating and expanding its own conduit to the earth’s surface.  As a kimberlitic magma begins to ascend to the earth’s surface it rips up and incorporates fragments or xenoliths of the various rock types the magma passes through on its way to surface.  As the magma breaks down and incorporates these xenoliths, the chemistry and mineralogy of the original magma becomes altered or hybridized.  The amount and type of foreign rock types a kimberlite may assimilate during its ascent will determine what types of minerals are present in the kimberlite when it erupts at surface.

When kimberlitic magma reaches or erupts at the earth’s surface, the resulting volcanic event is typically violent, creating a broad shallow crater surrounded by a ring of kimberlitic volcanic ash and debris (“tuffaceous kimberlite”).  The geological feature created by the eruption of a kimberlite is referred to as a diatreme or kimberlite pipe.  In a simplified cross section a kimberlite diatreme appears as a near vertical, roughly “carrot shaped” body of solidified kimberlite magma capped by a broad shallow crater on surface that is both ringed and filled with tuffaceous kimberlite and country rock fragments.

Diamonds do not crystallize from a kimberlitic magma, they crystallize within a variety of diamond-bearing igneous rocks in the upper mantle called peridotites and eclogites.  Peridotites and eclogites are each made up of a diagnostic assemblage of minerals that crystallise under specific pressure and temperature conditions similar to those conditions necessary to form and preserve diamonds (“diamond stability field”).  Diamond bearing peridotite can be further broken down into three varieties that are, in order of greatest diamond bearing significance, garnet harzburgite, chromite harzburgite, and, to a lesser extent, garnet lherzolite.  For a kimberlite to be diamond bearing, the primary kimberlitic magma must disaggregate and incorporate some amount of diamond bearing peridotite or eclogite during its ascent to the earth’s surface.  The type and amount of diamond bearing peridotite or eclogite the kimberlitic magma incorporates during its ascent will determine the diamond content or grade of that specific kimberlite as well as the size and quality of diamonds.  Diamond bearing peridotite and eclogite occur as discontinuous pods and horizons in the upper mantle, typically underlying the thickest, most stable regions of Archean continental crust or cratons.

Diamond indicator minerals (“DIMs”) include minerals that have crystallised directly from a kimberlitic magma (phenocrysts), or mantle derived minerals (xenocrysts) that have been incorporated into the kimberlitic magma as it ascends to the earth’s surface.  DIMs are used not only to assess the presence of kimberlites in regional exploration programs but also to assess whether the kimberlites have the potential to contain diamonds.  There are a limited variety of DIMs from which information pertaining to the diamond bearing potential of the host kimberlite can be gained.

Due to the unique geometry of a kimberlite pipe and the manner in which the kimberlite has intruded a pre-existing host rock type, there are often differences in the physical characteristics of a kimberlite and the host rock.  Often these contrasting physical characteristics are significant enough to be detected by airborne or ground geophysical surveys.  Two of the most commonly used geophysical techniques are airborne or ground magnetic surveys and electromagnetic (“EM”) surveys.  A magnetic survey measures the magnetic susceptibility and EM surveys measure the electrical conductivity (or resistivity) of the material at or near the earth’s surface.  When a kimberlite intrudes a homogenous geologic unit and erupts on surface, there is often a detectable change in the geophysical signature or anomalous magnetic or resistivity response over the kimberlite diatreme.  There are also many examples of economic kimberlites that produce very subtle, unrecognizable geophysical responses.

Exploration Activities and Results

Regional till lines collected at 7.5 to 15km intervals and along line sample spacing of 1 to 5km were collected from the northern Aviat One Property in 2002.  Infill sampling using 1.5km spaced lines was undertaken in several areas of specific interest.  Kimberlite indicator mineral grains in till samples down-ice from the AV-1 outcrop confirm that occurrences can be detected by this technique.  Strongly elevated mineral grain counts were also found in samples more than two kilometers up-ice from AV-1.  The kimberlitic provenance of these grains has been confirmed by electron microprobe analyses, and results suggest the presence of additional kimberlitic source bodies.

The AV-1 kimberlite was discovered during August 2002 in outcrop on the Aviat One Property and has been classified as a macrocrystic hypabyssal facies group 1 kimberlite.  During 2002, surficial grab sampling was conducted at the AV-1 outcrop.  In total, 756.3kg of kimberlite was collected and sent to the Saskatchewan Research Council (“SRC”), Saskatoon, SK, for micro-diamond recovery by caustic fusion.

During late February and early March 2003, approximately 3.58 line kilometers of gridding, ground magnetic surveying and horizontal loop electromagnetic (“HLEM”) surveys were completed in and around the AV-1 kimberlite occurrence.  The exposed portion of the AV-1 discovery outcrop measures about 13.5m by 76.5m and has a prominent magnetic signature that suggests the source body is larger than the outcrop.  A second, equally prominent, magnetic response lies under a small shallow lake immediately west of the outcrop.  These two magnetic signatures define a double-lobed anomaly at least 135 meters in length and approximately 35 meters in width.

Concurrent with the spring 2003 geophysical sampling, approximately 400 kg of additional kimberlite was collected by Mr. Besserer and 189.95kg of that sent to the SRC for caustic fusion.  A total of 1373 diamonds have been recovered from caustic fusion of the composite 946.25kg (756.3+189.95) of kimberlite.  The four largest diamonds measured 2.42 x 2.22 x 2.10 mm; 2.12 x 1.78 x 1.50 mm; 2.06 x 1.90 x 1.30 mm; and 2.08 x 1.42 x 0.70 mm.  The total weight of all the diamonds recovered to date from the AV-1 kimberlite as reported by the SRC are 1.085 carats.  A total of 430 diamonds were recovered on the 0.106mm sieve, 355 diamonds from the 0.15mm sieve, 265 diamonds from the 0.212mm sieve, 163 diamonds from the 0.3mm sieve, 88 diamonds from the 0.425mm sieve, 39 diamonds from the 0.6mm sieve, 22 diamonds from the 0.85mm sieve, 10 diamonds from the 1.18mm sieve and 1 diamond from the 1.7mm sieve.

During summer 2003, APEX completed till sampling, prospecting, ground geophysical surveying, drilling and mini-bulk sampling.  As well, both a fixed wing airborne magnetic and a high resolution helicopter borne magnetic and electromagnetic geophysical survey were flown.  In total, 2,930 till, beach sand and/or stream sediment samples were collected on behalf of Stornoway, Strongbow/NDR and/or Strongbow within the Melville Peninsula and on Baffin Island.  In total, 18 ground geophysical grids (magnetics only) were completed and one ground geophysical grid with both magnetics and HLEM was completed.

Six high resolution fixed wing aeromagnetic horizontal gradient surveys were completed by Flux Geophysics, Mississauga, ON during the periods of April to September, 2003.  In total, about 56,900 line kilometers were flown throughout the Melville Peninsula on behalf of Stornoway.  Small surveys were flown on behalf of Strongbow and NDR on Baffin Island.  The surveys were flown in part with 150m line spacing and in part with 200m line spacing using a horizontal gradient magnetometer at 60m above the ground.  Preliminary fixed wing magnetic data was available while crews were in the field, and prospecting of high priority magnetic targets took place during summer 2003, resulting in the discovery of the AV-2 kimberlite(s) on the Aviat One Property as subcrop and float.

High resolution helicopter borne airborne magnetics and electromagnetics were completed during September 2003, by Fugro Airborne Surveys (“Fugro”), Mississauga, ON.  The survey totaled 1,923 line kilometers in the vicinity of AV-1 kimberlite.  The survey employed the DIGHEMV-DSP electromagnetic system, flown at an average airspeed of 120 km/h with an EM sensor height of approximately 30m and a line separation of 75m.

During September and October, 2003, 10 drill holes totaling 1,102m were drilled at two targets (7 holes at AV-1 and 3 drill holes at AV-2).  Drilling at both kimberlites encountered distinct hypabyssal and breccia phases, which were split and sampled as separate units.  Caustic fusion results from drill core consists of recovery of 737 diamonds from 531.7kgs of the AV-1 kimberlite and 30 diamonds from 39.4kgs of the AV-2 kimberlite.  The three largest stones measured 4.00 x 3.50 x 1.80 mm, 2.34 x 2.00 x 1.76 mm and 2.40 x 1.48 x 1.00mm.  All three of these stones came from the breccia phase of the AV-1 kimberlite, discovered during the drilling program.  Both the hypabyssal and breccia phases from AV-1 returned comparable diamond counts on a stones per kilogram basis (1.44 diamonds/kg and 1.32 diamonds/kg, respectively).  Previously reported sieve results from historical samples of outcropping hypabyssal material at AV-1 have diamond counts of 1.42 diamonds/kg.  All diamonds from drill core were recovered by the SRC.

During summer 2003, 7.4 tonnes of rock was collected from surface at the AV-1 kimberlite outcrop and processed through a Dense Media Seperation (“DMS”) plant by SGS Lakefield Research Ltd. (“SGS”), Lakefield, ON.  Mr. Besserer provided supervision while collecting and processing the sample to ensure proper chain of custody.  DMS processing of the 7,378kg (dry weight) sample of kimberlite from AV-1 returned 6.52 carats of diamonds yielding a sample grade of 0.88 carats per tonne.  All diamonds recovered were greater than 0.85 mm using a square mesh sieve.  The largest stone weighed 0.40 carats and was described as a white, transparent aggregate.  The sample grade reported above is not considered to be representative of the entire AV-1 kimberlite body.  Interpretation from 2003 drilling suggests that AV-1 is a multiphase body, about 160m in length and between 40m and 60m in width.  A second phase of kimberlite, described as kimberlite breccia and distinct from the outcropping hypabyssal kimberlite that was minibulk sampled in 2003, was intersected by drilling in six holes and is not exposed at surface.

During 2004, APEX Geoscience Ltd. completed till sampling, prospecting, ground geophysical surveying, drilling and mini-bulk sampling.  A fixed wing gravity gradiometer airborne survey (by BHP Billiton), a fixed wing high-resolution airborne magnetic survey (by Tundra Airborne Surveys Ltd. (“Tundra”), Toronto, ON) and a helicopter borne magnetic and electromagnetic geophysical survey (Fugro) were flown.  In total, 4,175 till, beach sand and/or stream sediment samples were collected on behalf of Stornoway, Strongbow/NDR and/or Strongbow within the Melville Peninsula and on Baffin Island.  A total of 39 priority geophysical targets (including extensions to the AV-1 and AV-2 grids) were gridded and geophysically surveyed using magnetics and/or HLEM.

Prospecting during 2004 resulted in the discovery and collection of 137 potential kimberlite boulder/float occurrences.  The 137 samples represent approximately 70 ‘clusters’ of float and separate individual occurrences.  During 2004, there were five known point sources of kimberlite (AV-1, AV-2, AV-3, AV-4 and AV-5) on the Aviat One Property.  Surface rock samples collected in summer of 2004 from the three new showings underwent caustic fusion.  Three diamonds were recovered from 6.3kgs of AV-3.  Kimberlite AV-4, situated approximately 450m west of AV-1, returned a total of 122 diamonds from 110.51kgs.  AV-5 returned 93 diamonds from 48kgs processed from surface float samples.  AV-5 is situated approximately 5km southeast of AV-1.  The largest stone measured 1.8 x 1.2 x 0.6mm.  All microdiamond analyses from drill core were completed by either the SRC or SGS.

During spring 2004, a total of 2,024m in 20 drill holes were completed at AV-1 between late April and late June, 2004.  This work defined a multi-phased body comprised of two principal rock types: hypabyssal kimberlite (HK) and transitional tuffisitic kimberlite (TTK).  The Outcrop Zone at AV-1 consists of hypabyssal kimberlite, while the Lake Zone is dominated by transitional tuffisitic kimberlite.  Kimberlite was encountered over a horizontal distance of more than 225m, averaging approximately 50m in width, but drilling had not fully constrained the body.  Three additional lake-based geophysical targets, selected on the basis of proximity to AV-1, were also tested as part of the spring drilling program.  Two of the three holes did not intercept kimberlite, while the third hole intercepted several stringers of kimberlite up to 70cm in width.

Composite samples collected from the spring drilling program were processed by DMS for diamonds greater than 0.85mm by SGS.  A 2,170kg (dry weight) sample of kimberlite drilled from the AV-1 breccia (TTK phase – Lake Zone) has returned a total of 134 diamonds with a sample grade of 0.65 carats per tonne (stones greater than 0.85mm).  Processing of a 832kg (dry weight) sample of drilled kimberlite from AV-1 (HK phase) has returned a total of 109 diamonds and a sample grade of 0.95 carats per tonne (stones greater than 0.85mm).  The largest stone from the TTK phase (2004 drilling) weighed 0.14 carats and was described as a ‘Fragment with Crystal Faces, other inclusions, minor cleavages’ while the largest stone from the HK phase weighed 0.17 carats and was described as ‘Fragment with Crystal Faces, graphite inclusions, other inclusions, minor cleavages’.  Overall, the diamond population from the TTK appears similar to the diamond population of the HK and appears to be dominated by white transparent diamonds, with lesser amounts of brown diamonds and very little fibrous material.  Predominantly dodecahedral followed by octahedral crystal forms as whole crystals and fragments, were observed.

A further 514.9kgs of kimberlite from the TTK phase (Lake Zone) was also processed for microdiamonds by caustic fusion and returned a total of 667 diamonds (0.44 carats).  All microdiamond analyses from drill core were completed by the SRC.

During summer 2004, a total of eight drill holes comprising 1,142m were completed to test four spatially separate targets within the Tremblay corridor and/or AV-1 area (AV-1, AV-2, AV-3, AV-4).  Kimberlite was intersected in each hole with intersections ranging from 0.10m to 61.0m.  Caustic fusion results from drill core from the 2004 summer drilling program, consists of recovery of 6 diamonds from AV-1A (9.5kgs) and 4 diamonds from the AV-2 kimberlite (17.6kgs).  A further 429.1kgs of kimberlite from AV-4 was also processed for microdiamonds and returned a total of 443 diamonds.  The largest stone measured 2.2 x 2.1 x 1.8 mm.  All microdiamond analyses from drill core were completed by either the SRC or SGS.

As part of the 2004 exploration program, Stornoway collected approximately 6,200 line kilometers of fixed wing gravity gradiometer surveying using BHP Billiton’s proprietary Falcon survey equipment.  Approximately 27,500 line kilometers of helicopter borne magnetic and electromagnetic data were collected with the DIGHEMV-DSP electromagnetic/magnetic system.  The helicopter flew at an average airspeed of 120 km/h with an EM sensor height of approximately 30m and a line separation of 75m.  Approximately 18,791 line kilometers of fixed-wing, high-resolution airborne magnetics were collected by Tundra.  The surveys were flown in part with 150m line spacing and in part with 200m line spacing using a horizontal gradient magnetometer.  The surveys were flown at 60m above the ground.  In total, 323 priority anomalies were selected in 2004 as possible kimberlite or related intrusions.

Three new kimberlite outcrops (AV-6, AV-7 and AV-8) were discovered through prospecting in the summer of 2005.  The occurrences are all hypabyssal kimberlite visually similar to AV-1 to AV-5 and in close proximity to the other known kimberlites.  Approximately two tonnes of surface material was collected from each of these new showings for analysis using both caustic fusion to recover microdiamonds and dense media separation for the recovery of macrodiamonds at Microlithics Laboratory (“Microlithics”), Thunder Bay, ON.  Similar sized surface samples were also collected from AV2 and AV5, with smaller samples taken from AV3 and several of the unsourced boulder trains.  These samples will be processed through a DMS facility, with macrodiamond results expected in 2006.

Caustic fusion analysis of surface samples totaling 71.7kg of the AV-5 kimberlite has yielded 161 diamonds, AV-6 returned a total of 123 diamonds from 74.1kg, AV-7 returned a total of 108 diamonds from 70.6kg and AV8 returned a total of 70 diamonds from 62.7kg.  The largest stones retrieved from AV-5, 6, 7 and 8 to date are 2.076 x 1.908 x 1.183mm, 1.324 x 1.654 x 0.522mm, 1.114 x 0.995 x 0.245 mm, and 1.054 x 0.571 x 0.551mm, respectively.  Caustic fusion analysis was carried out at Microlithics.

Prospecting to follow-up anomalous indicator mineral results derived from the 2004 till sampling program has discovered almost 350 locations with kimberlite boulders, not including the three newly discovered kimberlite outcrops (AV-6, AV-7 and AV-8).  Based on the distribution and field descriptions of these new boulder showings, spatially related boulders are thought to represent a minimum of five trains coming from discrete source bodies that have not yet been identified.  The significance of numerous, more isolated, boulder occurrences is not known at this time.

Composite grab samples were collected from surface occurrences of kimberlite boulder trains situated in two geographically distinct areas approximately 6km apart and submitted for caustic fusion.  Site 18211 comprises kimberlite boulders (up to 0.5m diameter) distributed over an area of approximately 6 hectares.  The site is situated some 9km west-northwest of AV-1, and north of the AV-1 indicator mineral train.  Samples from site 16901 represent a sequence of kimberlite boulders (up to 0.65m diameter) contained within a thin till veneer.  The boulders are exposed where the till veneer is cut by a creek, approximately 3km west of kimberlite AV-1 and offset to the south of AV-1’s indicator mineral train.  The macrocyrst mineral suite of both kimberlite boulder trains is dominated by coarse olivine, with purple and orange garnets and ilmenites present in lesser amounts.  Kimberlite boulders found in each train are consistent within that train, and are thought to have been derived from two separate source bodies.  To date no bedrock source has been identified for either of these two diamondiferous float trains.  Caustic fusion analysis of samples totaling 40.86kg from the 18211 sample location returned 116 diamonds and the 16901 sample site has yielded 60 diamonds from 64.5kg.  The largest stones from locations 18211 and 16901 measured 1.62 x 0.94 x 0.37mm and 2.40 x 1.81 x 1.11mm, respectively.

During spring and summer 2005, a total of 53 priority geophysical targets were gridded and geophysically surveyed using magnetics and/or horizontal loop electromagnetics.  Of the 53 targets, which include the AV-1 to AV-6 and AV-8 kimberlites, 18 have been drill tested.  AV-7 is a priority target for follow-up drill testing during spring 2006.  In total, during summer 2005, 3,135 till samples were collected in 19 priority areas outside of the known boulder trains, where anomalous till samples with high diamond potential pyrope garnets were recovered in 2004.

During spring 2005, a total of 1,329.5m in 15 drill holes was completed between early April and mid June by Major Drilling, Winnipeg, MB.  Fifteen lake-based geophysical targets were tested as part of the spring drill program.  None of the holes intercepted kimberlite.

During summer 2005, a total of 29 drill holes comprising 2,881.4m were completed to test eight spatially separate targets within the Tremblay corridor and/or AV-1 area (AV-1 to AV-6, AV-8 and anomaly 34).  Kimberlite was intersected in 19 holes with intersections ranging from 0.05m to 4.15m.  Drilling suggests the bodies are sheet-like in nature, although actual dimensions and orientations have not yet been determined.  Each kimberlite was logged in detail and samples were split before being submitted for micro-diamond analysis by caustic fusion.  All caustic fusion is being completed at Microlithics and results are currently pending.

Drill hole 05-AV1-25 was drilled at AV-1 and extended the known kimberlite body approximately 170m to the west of previously reported intersections.  Three holes were drilled at AV-6.  Drill hole 05-AV6-01 failed to intersect kimberlite and multiple short intersections (up to 0.9m in length) were encountered in 05-AV6-02 and 05-AV6-03.  Drill holes 05-AV8-01 to 05-AV8-07 were completed at AV-8.  Drill holes 05-AV8-02 to 05-AV8-07 intersected kimberlite with a maximum true width of 4.2m.  The nature of the intersections suggests the presence of stacked sub-parallel sheets of kimberlite, although the orientation, extent and possible inter-relationship of these bodies are not known at the present time.  The AV-7 kimberlite occurrence could not be drill tested during the summer program because of land use permit limitations given its proximity to a lake.  AV-7 will be drill tested at a later date when the lake is frozen.

Based on exploration conducted throughout the area, diamondiferous kimberlites exist within the Melville Peninsula.  High quality diamond indicator mineral anomalies exist throughout the Aviat Properties which are spatially separate from the AV-1 kimberlite discovery area.  A cluster of eight kimberlite bodies have been found to date within the Tremblay Corridor and all are significantly diamondiferous.  Prospecting during 2005 resulted in the discovery and collection of almost 350 potential kimberlite boulder/float occurrences.  Based on the distribution and field descriptions, spatially related boulders are thought to represent a minimum of five trains coming from discrete source bodies that have not yet been identified and are not related to the eight known kimberlites.  Diamond results from two of the trains yield high diamond counts.  Following the results of exploration that has been conducted within the Aviat Properties, further systematic exploration needs to be completed throughout the properties.  Diamond indicator mineral sampling, prospecting and drilling to follow up on the high interest, un-sourced mineral trains may lead to the important discovery of new kimberlite and/or related intrusion discoveries within the Aviat Properties.

Figure 1 and Figure 2 aggregate the diamond results described above.

CAUSTIC FUSION - AVIAT PROJECT
(Figure 1)

				Number of Diamonds Retained Per Sieve Size (mm Square Mesh Sieve)
		Total		2.36	1.70	1.18	0.85	0.60	0.425	0.30	0.212	0.150	0.106
Sample Number		Weight	Total	mm	mm	mm	mm	mm	mm	mm	mm	mm	mm
or Site	Sample Type	(kg)	Diamonds	sieve	sieve	sieve	sieve	sieve	sieve	sieve	sieve	sieve	sieve
2003-198 (AV-1 outcrop)	2003 surface sample (HK)	570.25	825	0	1	3	11	24	58	102	158	182	286
2003-196 (AV-1 outcrop)	2003 surface sample (HK)	189.95	320	0	0	5	6	10	15	36	59	100	89
02DBP500 (AV-1 outcrop)	2002 surface sample (HK)	186.05	228	0	0	2	5	5	15	25	48	73	55
SW-AV-1 (boulders)	2002 surface sample	43.18	92	0	0	0	0	0	6	5	11	20	50
AV-1 Hypabyssal	2003 drill core (HK)	291.95	421	0	0	3	1	20	35	55	77	118	112
AV-1 Breccia	2003 drill core (TTK)	239.7	316	1	0	6	8	11	16	35	66	93	80
AV-2 Hypabyssal	2003 surface sample (HK)	48.6	34	0	0	1	1	0	1	2	11	7	11
AV-2 Hypabyssal	2003 drill core (HK)	17.4	17	0	0	0	0	1	1	2	4	3	6
AV-2 Breccia	2003 drill core (TTK)	22	13	0	0	0	0	0	3	1	4	1	4
04-BLD-AV3	2004 surface sample	6.3	3	0	0	0	0	0	0	1	0	1	1
04-BLD-AV4E	2004 surface sample	67.54	51	0	0	0	2	1	3	10	10	13	12
04-BLD- AV4W	2004 surface sample	42.97	71	0	0	2	0	1	6	9	13	22	18
04-BLD-AV5	2004 surface sample	48.07	93	0	0	0	3	3	5	14	18	23	27
AV-1 - TTK	spring 2005 drill core (TTK)	514.9	667	0	0	5	9	17	53	64	153	175	191
04-AV1A-01	Summer 2005 drill core	9.5	6	0	0	0	0	0	1	1	2	1	1
04-AV2-01	summer 2005 drill core	17.55	4	0	0	0	0	0	0	0	0	2	2
04-AV4-01	summer 2005 drill core	192.9	209	0	0	2	4	7	22	16	37	50	71
04-AV4-02	summer 2005 drill core	171.85	125	0	0	3	2	8	14	18	27	31	22
04-AV4-03	summer 2005 drill core	57.7	91	0	1	1	1	3	2	15	26	15	27
04-AV4-04	summer 2005 drill core	6.65	18	0	0	0	0	2	1	1	3	6	5
AV-5	2005 surface sample	71.74	161	0	1	0	1	5	13	18	29	42	52
AV-6	2005 surface sample	74.065	123	0	0	0	4	7	12	11	24	33	32
AV-7	2005 surface sample	70.63	108	0	0	0	0	3	4	9	19	31	42
AV-8	2005 surface sample	62.725	70	0	0	0	0	0	5	9	16	20	20
16901	2005 surface sample	40.86	60	0	0	2	4	3	8	7	4	16	16
18211	2005 surface sample	64.52	116	0	0	0	2	4	7	13	19	39	32

DENSE MEDIA SEPARATION - AVIAT PROJECT
(Figure 2)

				Number of Diamonds Retained Per Sieve Size (mm Square Mesh Sieve)
Sample Number or Site	Sample Type	Total Weight (kg)	Total Diamonds	2.36 mm sieve	1.70 mm sieve	1.18 mm sieve	0.85 mm sieve	0.60 mm sieve	0.425 mm sieve	0.30 mm sieve	0.212 mm sieve	0.150 mm sieve	0.106 mm sieve
AV-1 Bulk A	2004 drill core (TTK)	2170	134	0	2	23	30	12	7	11	19	16	14
AV-1 Bulk B	2004 drill core (HK)	832	109	1	3	6	18	14	9	15	10	14	19

Sampling and Analysis

APEX and Hunter collected till and beach sand samples during 2002 within and near the Aviat Properties.  Sampling was conducted systematically throughout the region at an average spacing of one sample per 20 square kilometers.  Sampling conducted during summer 2002 was conducted by APEX under the supervision of Mr. Besserer or by Mr. Adam Vary of Hunter.  Sampling conducted during 2003/2004 was conducted by APEX under the supervision of Mr. Besserer.  Sampling during summer 2005 was conducted by Stornoway under the supervision of Mr. Robin Hopkins, P.Geol., a qualified person.  The samples were shipped from Igloolik, NU, to Microlithics.

Till samples collected during summer 2005 exploration by Stornoway were either 10 or 20 kilograms and samples were collected in clear plastic sample bags placed in a rice bag.  Sample cards were filled out on site and the sample identifiers were written on the outside of each bag (on both sides).  The sample tag was placed in between the plastic bag and the rice bag.  The sample bags were closed using zip ties.  Another sample tag was placed in a luggage tag on the zip tie attached to the rice bag.  The samples were then placed in wooden crates built in Igloolik for shipping by barge.  Five per cent of the samples were collected in duplicate while in the field.

All of the 2005 till samples collected by Stornoway, have been or will be processed by Microlithics.  At Microlithics, in order to recover heavy mineral concentrates, weighed samples are de-slimed using modified cement mixers.  The samples are then wet sieved (using a Gyravibe) into 2 fractions: <1 mm and >1 mm, the latter of which is stored.  The <1 mm material is then dried and sieved into three size fractions (0.5 mm, 0.25 mm and < 0.25 mm).   The size fractions then undergo heavy liquid separation (specific gravity 3.3) to further concentrate heavy minerals.  The final, dried concentrates for diamond indicator mineral picking are then sent to I&M Morrison Geological Services (“I&M Morrison”), Delta, BC.

Microprobe analyses are performed on individual picked grains in order to obtain their chemical composition.  Grains picked by I&M Morrison were analysed by R.L. Barnett Geological Consulting Inc., London, ON.  The electron microprobe is equipped with a wavelength dispersive spectrometer (WDS).  The data was collected under a beam accelerating voltage and current of 20 kilovolts and 20 nanoamperes and a beam diameter between 1 and 3 micrometres.  The chemical composition of each grain helps determine kimberlite provenance.

Kimberlite intersections in drill core recovered during 2005 were sampled.  Sampling proceeded by starting at the top of a drill hole and removing the whole drill core to a sample weight not exceeding 18kg or until a lithological boundary was reached between the kimberlite and the country rock.  Intervals of granitic country rock over 1m in length were broken out during lithological logging and were not sampled.  Each sample was identified by lithology and by a unique sample number.  Individual samples were placed in rock bags of sufficient size and secured with a zip-tie.  Samples were then placed in sealed plastic pails in preparation for shipping to Microlithics for caustic fusion analysis.

All 2005 core and kimberlite rock grab samples that were collected by Stornoway and/or APEX are being processed for diamonds at Microlithics.  Rock samples were weighed-in.  The sample aliquot was placed in a reaction crucible with caustic soda (NaOH).  The charged crucible is then loaded into a kiln.  The kiln program set/confirmed and auto start time is set and then fires at the pre-set time and runs the program.  On completion of the kiln program, potassium nitrate is added to the reaction crucible.  The crucible is then cooled to room temperature and water is added.  The crucible is moved to the recovery stove for boil-out.  The sample is recovered with stainless steel mesh in a client specified size.  The caustic residue is then cleaned and neutralized with hydrochloric acid.  The sample is recovered with stainless steel mesh in 1.7mm, 1.18mm, 0.85mm, 0.60mm, 0.425mm, 0.30mm, 0.212mm, 0.15mm, and 0.106mm sieve size, dried and picked for diamonds.

During summer 2005, nearly 10 tonnes (2 tonnes each) of kimberlite was collected as part of a series of mini-bulk samples at the AV-2, AV-5, AV-6, AV-7 and AV-8 kimberlite outcrop/subcrops, and smaller amounts of material was collected from surface at the AV-3 kimberlite and distinct boulder terrains.  The surface exposure was broken up using crowbars and sledge hammers and non-selectively sampled.  In total, 20 bulk sample bags were partly filled.  Once the bags were filled, they were sealed with numbered wire locks and lifted by helicopter to the airstrip in Igloolik (approximately 500kg per bag).  Once in Igloolik each of the bulk sample bags was placed in a crate and shipped via sea lift to Montreal, then by truck to Microlithics for processing through a DMS.

Security of Samples

Kimberlite, placed in pails, and till samples collected during 2005 were crated and sent by sea lift.  The author did not have control over the samples at all times and therefore can not personally verify what happened to the samples from the time they left Igloolik to the time they were received at Microlithics.  Microlithics, during 2005, reported nothing unusual with respect to the shipments once received.  The author has no reason to believe any of the till samples or kimberlite samples have been compromised other than those samples which were obviously damaged during transport.

During 2005, at 5% of the sample sites, duplicate till samples were collected.  These samples were shipped to Microlithics with labelling that cannot be distinguished from the other till samples.  The samples were collected to further verify results from samples sent to Microlithics.

Analytical standards (one for each mineral type analysed) were used to assess the precision and quality of the microprobe analyses.  The results of the analytical standards indicate that the data is of a high quality.  The quality of the data is also apparent in that the elemental ratios very closely approximate the stoichiometric formulae of those mineral types and the analyses yield acceptable analytical totals for the anhydrous minerals analysed (i.e. good totals).

APEX commonly spikes samples with synthetic ‘tracer’ diamonds to confirm the laboratories quality control.  Mr. Besserer was on site at SGS while the mini-bulk samples were processed by DMS during 2003 and 2004.  In addition, Mr. Besserer has visited Microlithics and will continue to visit Microlithics while further samples are being processed to conduct audits as part of Stornoway’s ongoing QA/QC.

Exploration and Development

Based on the sampling, drilling and geophysics conducted to date, favourable geology and proximity to recent discoveries, further exploration is warranted.  That is, the Aviat Properties are of sufficient merit to justify further exploration.  It is therefore recommended that a staged exploration program consisting of the following be completed:

STAGE 1a) complete ground geophysics at lake based target AV-7 kimberlite occurrence and/or within the Tremblay corridor; 1b) complete drilling at the AV-7 kimberlite occurrence to better determine the dimension and diamond grade of the body.  Drilling should be completed during spring 2006; 1c) drill any of those high priority lake based targets delineated during the 2005 geophysical program and the spring 2006 geophysical program.

STAGE 2 should be completed during summer 2006:  2a) target specific prospecting, mapping and till sampling should be completed throughout the permits and till sampling should be completed in detail along with prospecting at areas where discrete diamond indicator mineral chemistry trains exist and are unexplained by known kimberlite occurrences.  In total, a minimum of about 1000 samples should be collected throughout the Aviat properties respectively; Stage 2b) complete gridding and ground geophysical surveying over those land based priority magnetic targets from both the fixed wing magnetic data and fixed wing electromagnetic data; 2c) complete drilling at the AV-6 and AV-8 kimberlite occurrences to better determine the dimension and diamond grade of the bodies; and 2d) based on the results from the stage 2b) exploration, drill targets and/or specific drill collars may be chosen as part of a summer 2006 drill program.

The approximate budget to complete stages 1 and 2 of exploration is about $3,005,000 excluding a provision for GST.

Aviat Properties, Melville Peninsula – Exploration Program Update and Status

The following information regarding exploration programs and results occurring after the date of the Aviat Technical Report was prepared by or under the Supervision of Robin Hopkins, P. Geol. (NT/NU), a qualified person for the purposes of National Instrument 43-101.  Robin Hopkins is the Vice-President, Exploration of the Company.  See “Experts – Names of Experts” and “Experts - Interests of Experts”.

Subsequent to completion of the Aviat Technical Report the Company received further exploration results that were publicly announced on June 21, 2006.  The Company reported that DMS processing of 2,149 kilograms of kimberlite collected from surface exposures of the AV-6 kimberlite yielded 2.0805 carats of diamonds recovered on a 0.85mm square mesh screen, for a grade of 0.9681 carats per dry tonne.

Sample	Sample Weight	Seive Size
	kg (dry)	0.85mm	1.18mm	1.70mm	2.36mm
AV6 Hypabyssal Kimberlite	2,149	66	23	8	1

The single stone recovered on the 2.36mm sieve weighted 0.1025 carats.  The eight stones recovered on the 1.70mm sieve collectively weighted 0.5775 carats.  DMS processing was undertaken by Microlithics.  Subcrop of the AV-6 hypabyssal kimberlite is exposed over an area of approximately 3m by 17m as determined by hand dug surface test pits.  The body has not yet been delineated by drilling; drill intersections to date have been up to 0.9m.  The Company’s 100% owned DMS plant was used for the processing of the AV-6 material.

The Company also issued a press release dated June 28, 2006, that announced completion of the 2006 spring drill program at the Aviat Project, the discovery of a new kimberlite body and commencement of the summer 2006 till sampling and prospecting program.  The spring drilling program consisted of a total of 2,136m in 15 drillholes.  A total of more than 50 kimberlite intervals were intersected in 13 of the 15 holes.  The program was designed to test dip and strike extensions to known AV bodies and unresolved geophysical targets.  Kimberlite intersections have been logged and sampled and will be submitted for microdiamonds analyses by caustic fusion, with results expected by the end of July or early August.

A new kimberlite was intersected in three drill holes approximately 200 metres east of the previously known AV7 kimberlite outcrop.  Continuous intersections of kimberlite were recovered from a vertical hole (DDH 06-AV7E-01; 5.7m; 64.0-69.7m) and two holes inclined at -50 degrees (DDH 06-AV7E-02; 5.0m; 94.8-99.8m and 06-AV7E-03; 5.7m;  97.6-103.3m).  Drill holes 06-AV7E-01 and 02 were drilled from the same set-up, DDH 06-AV7E-03 was collared 50m to the north of the original setup.

The new kimberlite consists of light brown olivine macrocrystic hypabyssal breccia kimberlite with a serpentine-phlogopite-carbonate groundmass, with intervals of olivine macrocrystic hypabyssal kimberlite.  Abundant indicator minerals including eclogitic garnet, pyrope garnet, ilmenite and chromite were observed as well as altered mantle nodules (with preserved pyrope garnets).  Granitoid xenoliths are also present.  Flow textures, contact relationships and hole to hole correlations may suggest a north-northwest trending set of moderately to steeply east-dipping dykes.  Samples of this kimberlite will be submitted for microdiamonds analyses by caustic fusion, with results expected by the end of July.

This initial drilling targeted the southern portion of an elliptical magnetic anomaly elongated in a north-northwest direction and measuring approximately 100m x 150m.  Similar magnetic lows were identified to the north-northwest during the spring ground geophysical program and trend into a region of unsourced, highly anomalous till samples with diamond inclusion field chemistry.

Elsewhere on the Aviat Project, a total of 12 other holes were completed during the spring exploration program, with kimberlite intersections of up to 3.9m thickness encountered in 10 of the 12 holes.

Drilling at the AV8 kimberlite intersected three horizons of shallowly west dipping, north trending kimberlite sheets.  The middle horizon has a true thickness of approximately 3-4m, has been intersected over an area of approximately 200 by 250m and is thought to be continuous with the AV8 outcrop identified last year.  In addition to the 3-4m thick kimberlite body, the three horizons (each separated by approximately a 10m vertical distance) also contain multiple intersections of thin (<0.1 to 1.5m) kimberlite.

Spring drilling at the AV2 kimberlite has provided sufficient information to determine the orientation of kimberlite intersections encountered in previous drilling.  Two distinct parallel kimberlite bodies have been encountered over an area of about 150m.  The lower and thicker unit has a true width of about 3.3m, dipping gently to the east.

Recent lake based drilling at AV3 South over an area of about 125m by 225m suggests the presence of two north-northeast trending, gently west dipping (10-15 degrees) kimberlite sills with a vertical separation of about 20m.  Drilling was hampered by poor core recoveries due to broken and faulted ground related to a brittle fault zone pre-dating the kimberlite.  The maximum continuous recovery of kimberlite core is 1.2m.

Two holes tested the AV7 kimberlite, results indicate at NNE trending, gently east dipping body over a strike length of 150 metres and a dip extent of 100 metres.  Lake based drilling located approximately 100 metres to the SE of the AV7 outcrop collared in macrocrystic hypabyssal kimberlite at the lake bottom, it is believed that some kimberlite was lost to erosion of the lake bottom.  A land-based hole drilled 60 metres to the NE of the AV7 kimberlite intersected a continuous 1.3 metres of hypabyssal macrocrystic kimberlite.

Two drillholes tested magnetic targets in a small lake located approximately 400 metres to the southeast of the AV5 dykes, no kimberlite was intersected in these holes.

Churchill Diamond Project (Nunavut) – Option Agreements and Joint Ventures

The Company acquired a 35% interest in the diamond rights to the Churchill Property pursuant to a letter agreement dated June 13, 2002 by incurring $750,000 in exploration expenditures and issuing 300,000 common shares of the Company to Hunter.  The Churchill Property is now held under the terms of a joint venture agreement dated August 1, 2004, among the Company, BHP Billiton and Shear Minerals Ltd. (“Shear”).  Shear holds a 51% interest and is the operator of the Churchill joint venture.  The remaining 14% interest is held by BHP Billiton.  The Churchill Property is subject to a 2% GOR/NSR in favour of Hunter.

BHP Billiton acquired Hunter’s diamond rights to the Churchill Property pursuant to a letter agreement dated April 30, 2003.  The Company and Shear waived their respective rights of first refusal in exchange for, among other things:

•                                          BHP Billiton entering into standstill agreements under which BHP Billiton agrees not to take certain specified actions to acquire or otherwise take control of Shear or the Company for a period of four years.  This restriction terminates in certain specified events, including a third party making an offer for either of the companies; and

•                                          BHP Billiton paying 100% of the collection and processing costs of the first 200 tonnes of kimberlite bulk samples taken from the Churchill Property.

Pursuant to an agreement dated April 16, 2003, the Company, BHP Billiton, and Shear granted International Samuel Exploration Corp (“Samuel”) an option to acquire up to a 65% interest in the Churchill West

Property.  Samuel must issue an aggregate of 200,000 common shares (70,000 shares received by the Company, being its pro rata share), reimburse 100% of the property acquisition costs (done) and incur $1.0 million in exploration expenditures before December 31, 2004 (done).  Upon exercise, a joint venture will be established.  The Company, Shear and BHP Billiton had the right to buy back a 10% interest from Samuel for $100,000 and have exercised that right.  Shear is the operator of the project.  The Churchill West Property is subject to a 2% NSR and 2% GOR held by Hunter.  During 2005, Samuel elected not to participate and had its ownership interest diluted (Samuel 48%; Shear 27%; Stornoway 18% and BHP 7%)

Hunter retained the non-diamond mineral rights to the Churchill Property and Churchill West Property and has since transferred them to a third party.

Churchill Diamond Project (Nunavut) – Technical Information

The following information is summarized from a technical report (the “Churchill Technical Report”) prepared by Dean J. Besserer, P.Geol., of APEX Geoscience Ltd., an independent consulting geologist and a “qualified person” for the purposes of National Instrument 43-101, dated April 20, 2006 and entitled “Technical Report for the Churchill Diamond Property, Nunavut, Canada”.  The Churchill Technical Report is available for viewing under the Company’s profile on the SEDAR website at www.sedar.com (filed on July 11, 2006).

APEX was retained by Shear during June, 2001, as consultants to aid in project management and to complete independent technical reports specific to the Churchill Diamond Property.  Mr. Besserer conducted property visits and supervised exploration throughout the Rankin Inlet area during summer 2001, summer 2002, spring 2003, summer 2004 and summer 2005 on behalf of Shear.  Although the Company only includes the Churchill Property as one of its material properties (and not the Churchill West Property) the Churchill Technical Report and the information summarized below includes information on both the Churchill Property and the Churchill West Property.

Project Description and Location

The “Churchill Diamond Project”, made up of the Churchill Property and the Churchill West Property, encompasses over 2 million acres.  The Churchill Diamond Project is located near the community of Rankin Inlet in the Kivalliq Region of Nunavut, Canada.  The property includes land parcels covering three 1:250,000 scale National Topographic System (NTS) map sheets: 055J, 055K, and 055O.  The properties have not been legally surveyed.

The Churchill Property (herein “Churchill”) comprises 222 active and 206 pending mineral claims, 14 federal prospecting permits, and three Exploration Agreements with Nunavut Tunngavik Inc. (NTI).  The active claims comprise an area of 561,952 acres (area of pending claims 468,247 acres), the permits encompass an area totalling 620,371 acres, with the NTI agreements totalling 29,139 acres.

The Churchill West Property (herein “Churchill West”) comprises an additional 158 pending mineral claims and 1 Exploration Agreement with NTI located to the west of the core Churchill Property area.  The pending claims comprise an area of 410,617 acres, with the pending NTI agreement totalling 8,029 acres.  In 2003, International Samuel Exploration Corp. (“Samuel”) had an option to earn into a 65% interest in the Churchill West project by expending $1,000,000 over two years (completed).  Once Samuel vested, Shear, Stornoway and BHP Billiton completed a buy back of 10% from Samuel for $100,000 cash.  Samuel elected not to participate for its portion of the 2005 exploration program expenditure and as a result had its percentage ownership diluted accordingly.  At the conclusion of this program, Samuel’s ownership was 48% and Shear, Stornoway and BHP Billiton had a 27%, 18% and 7% interest respectively.  Shear has assumed operatorship of Churchill West.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the property is via daily scheduled air service to Rankin Inlet, NU, from Yellowknife, NT, Iqaluit, NU, or Winnipeg, MB.  Food and accommodation are available in Rankin Inlet.  Expediting services are available in Rankin Inlet.

The property is located on the tundra in an area dominated by till and oceanic sediments with relatively flat topography.  Maximum relief throughout the area is about 350 m above sea level.  There are numerous small and large lakes in the region.  Eskers exist throughout the area and some can be used as natural airstrips for tundra tire equipped twin otter fixed wing aircraft.  Float equipped fixed wing aircraft can land on many of the lakes throughout the area.  During spring 2005, Shear positioned a 35 person temporary tent camp near Josephine Lake which now acts as the main base of operations for ongoing exploration.  The camp is opened on an as needed basis and is serviced by twin otter and/or helicopter from Rankin Inlet.

The climate is sub-arctic with temperatures ranging from about -45°C in the winter to about +25°C during the summer months (July and August).  Lakes typically have ice until mid-June and freeze up during late September.

History

The area has been the focus of gold exploration since the fall of 1989, when gold mineralization was discovered at Meliadine Lake.  Immediately south of the Churchill Diamond Project, extensive work has been completed at the Meliadine Gold deposit which is divided into the Meliadine East and Meliadine West Properties.  At the Meliadine East Property, currently held by Cumberland Resources Inc. (“Cumberland”) (50%) and Comaplex Minerals Corp. (“Comaplex”) (50%), an indicated resource of 1,841,000 tonnes at a grade of 6.7 grams gold per tonne (“g Au/t”) has been delineated.  Immediately southwest of the Churchill Diamond Project, the Meliadine West Property held by Comaplex (78%) and Cumberland (22%) has an inferred resource of 11,142,000 tonnes at an average grade of 13.1 g Au/t.  Approximately 70 kilometers north of Baker Lake, Cumberland’s 100% owned Meadowbank Project has reported a gold reserve of 21,320,000 tonnes at a grade of 4.2 g Au/t.

During summer 1993, a regional mapping program conducted by the Geological Survey of Canada (GSC), discovered at least two highly diamondiferous, alkaline lamprophyre dykes in the Parker Lake area, approximately 400 km west of the Churchill Diamond Project.  Other companies such as BHP Billiton and De Beers Canada Exploration Inc. have conducted regional till sampling programs in and around the Rankin Inlet area.

During 1996, Comaplex discovered seven kimberlite dykes and one ultrapotassic dyke in drill core within the Meliadine gold property.  The dykes are up to 1.91 m in width, described as barren and have been age dated as Early Jurassic (192 +/- 13 Ma).  Kimberlite float has apparently also been discovered by Cumberland in two areas in close proximity to the Churchill Diamond Project.

From 1997 through 1999 the GSC conducted surficial mapping and glacial till sampling north of Rankin Inlet.  A very close correlation between till pebble lithologies and underlying up-ice bedrock source indicates that the till is sourcing local bedrock and is a reliable means of drift prospecting within the region.  Diamond indicator mineral results demonstrate the existence of: (1) kimberlite in outcrop; (2) kimberlite float; and (3) kimberlite indicator minerals, throughout the area.

Mr. Besserer visited the property during both July and September, 2001.  In July, one regional till sample was collected, based on GSC airborne magnetic data, to test for diamond indicator minerals.  During September, 47 regional till samples were collected to test for diamond indicator minerals.  All of this sampling was conducted by and/or under the supervision of Mr. Besserer.

Geological Setting

The Churchill Diamond Project is underlain by rocks of the metamorphosed, Archean Rankin Inlet group and surrounding Archean metaplutonic rocks of the Churchill Structural Province.  The Rankin Inlet group comprises metamorphosed and deformed sequences of mafic and felsic volcanics, interflow sediments, oxide-facies iron formation, and syn- to post-tectonic gabbro and granite intrusions.  The stratigraphy is intruded by undeformed Proterozoic diabase and biotite-lamprophyre dykes and overlain by Proterozoic metasediments of the Hurwitz Group.  The Hurwitz Group outcrops sporadically and is particularly voluminous towards the southwest.  The Rankin Inlet group rocks have been deformed during multiple events during the Archean and the Proterozoic and have an overall metamorphic grade of greenschist facies.

Several quartzdiorite to granodiorite plutons are well exposed in the south central portion of the property.  They are massive to weakly foliated but show well-developed migmatitic margins that contain abundant but discontinuous amphibolite layers, up to 100 m wide.  Undeformed granite plutons intrude the layered gneisses and contain abundant inclusions and rafts of layered gneiss, paragneiss and metagabbro.  Pegmatite and aplite dykes related to the plutons are widespread throughout the region.

Glaciation associated with the Laurentide ice sheet, flowing in a southeasterly direction, deposited sandy till.  Ice flow indicators vary between 131 degrees (NTS 55N/2) to 147 degrees (NTS 55J/14).  Two older directions of ice-flow exist within the area and have orientations of approximately 150 degrees and 117 degrees.  Geochemical sampling and clast composition analysis of till samples show that much of the till is composed of material sourced from local bedrock which is located to the northwest of the sample sites.

Glacial features within the area comprise streamlined landforms and ribbed or hummocky moraines that are predominantly composed of till.  Marine submergence, following deglaciation, resulted in the deposition of a thin, discontinuous sequence of marine sediments on top of the sandy glacial material.  Submergence by the postglacial sea filled local topographic depressions with marine sands and silts and produced raised beaches of reworked till at higher elevations (40 to 60 m above sea level).  Marine reworking and redistribution of till is considered to be minimal.

Exploration and Mineralization

See “Mineral Projects - Aviat Properties (Nunavut) – Technical Information – Exploration, Drilling and Mineralization – Kimberlite and Diamond Formation” for a discussion of the formation of kimberlite and diamonds.

During summer 2002, a High Resolution fixed-wing Airborne Magnetic (“HRAM”) survey, totaling 16,307 line kilometers, was flown by Firefly Aviation Inc. (“Firefly”), Calgary, AB.  Preliminary geophysical targets were picked by Intrepid Geophysics Ltd., Lithoquest Inc. and APEX.  In total, 226 priority anomalies were selected as possible kimberlite or related intrusions.  In late August and early September 2002, APEX conducted a regional till sample program during which 135 till samples were collected.  All the sampling was conducted by and/or under the supervision of Mr. Besserer.  Of the 135 regional till samples collected, 30 samples had microprobe confirmed diamond indicator minerals recovered.  In total, 120 microprobe confirmed diamond indicator mineral grains were recovered from the 2002 season.  During the sampling, two occurrences of kimberlite float were discovered.

During spring 2003, APEX conducted gridding, ground magnetics and horizontal loop electromagnetics (“HLEM”) over 31 priority geophysical targets.  During the summer, APEX conducted gridding and ground magnetics and/or HLEM over 41 land based priority geophysical targets (27 at Churchill and 14 at Churchill West).  Of the combined 72 targets, 24 were drill tested by 28 drill holes.  Of those 28 drill holes (25 at Churchill, 3 at Churchill West), 16 intersected kimberlite at Churchill and 2 intersected kimberlite at Churchill West.  Ten of the 18 kimberlites discovered are diamond bearing.  Caustic fusion was completed at the Saskatchewan Research Council (“SRC”), Saskatoon, SK.

HRAM surveys totaling 34,194 line kilometers were completed during 2003 by Firefly Aviation Inc.  The surveys were conducted in two areas (Churchill and Churchill West) and identified 483 priority targets for follow-up exploration.  Approximately 880 line kilometers of high resolution helicopter-borne magnetics and electromagnetics were flown by Fugro Airborne Systems (“Fugro”), Mississauga, ON, in two spatially separate areas.  This was accomplished using a DIGHEMResolve multi-coil, multi-frequency electromagnetic system, supplemented by a high sensitivity cesium magnetometer.  These surveys identified 10 priority targets for follow-up exploration.

At Churchill, 1,603 till samples were collected and 279 till samples were collected at Churchill West.  Of the combined 1,882 till samples collected, 1,103 samples contained microprobe confirmed diamond indicator minerals.  In total, 5,932 probe confirmed diamond indicator mineral grains were recovered from the 2003 season.  One occurrence of kimberlite float was discovered at Churchill.

During 2004 APEX and Shear conducted gridding, ground magnetics, HLEM, till sampling, prospecting, quaternary studies and drilling.  An HRAM survey, totaling 16,616 line kilometers, was completed by Firefly.  The survey was conducted over one area (at Churchill) and identified 138 priority targets for follow-up exploration.  The survey was flown with 150 m line spacing.  Approximately 34,714 line kilometers of high resolution helicopter-borne magnetics and electromagnetics were flown over two areas (at Churchill) by Fugro.  The survey was flown with 75 m line spacing and identified 1,207 priority targets.  APEX conducted gridding and ground magnetics and/or HLEM over 46 priority geophysical targets at Churchill.

During summer 2004, 11 holes were drilled at Churchill, 7 of which intersected kimberlite.  Each kimberlite was logged in detail and samples were split before submission for micro-diamond analysis by caustic fusion.  Representative samples were collected for processing for diamond indicator minerals, petrography and age dating.  Four kimberlites were dated by Drs. Rob Creaser and Larry Heaman at the University of Alberta, yielding one Rb-Sr model age of 182.5 Ma and 3 U-Pb ages from 191.3 - 222.9 Ma ± 1.9.  The results of the petrography, completed by Mineral Services Canada Ltd. (“Mineral Services”), North Vancouver, BC, confirm the rocks to be kimberlitic.  One of the 7 kimberlites (KD428) is diamond bearing; 163.7kg of rock yielded three microdiamonds (2 on the 0.106mm sieve and 1 on the 0.15mm sieve).

A total of 3,929 till samples were collected at Churchill and 750 till samples were collected at Churchill West in 2004.  Till samples were processed at the SRC.  Duplicate till samples were processed at Microlithics Laboratories (“Microlithics”), Thunder Bay, ON.  These were then sent to the SRC; Overburden Drilling Management, Nepean, ON; KIM Dynamics, Vancouver, BC; Samsul Mineacao Ltd, Patos de Minas, Brazil; HDM Laboratories, Loveland, CO or Global Diamond Exploration Services, Perth, Western Australia for picking of diamond indicator minerals.  Upon completion, all picked grains were sent to R. L. Barnett Geological Consulting (“Barnett Geological”), London, ON, for microprobe confirmation.  From 1,072 till samples, 8,131 grains from Churchill and 225 grains from Churchill West have been microprobe confirmed as diamond indicator minerals.  Through prospecting, one occurrence of kimberlite float was discovered at Churchill.

During 2005, APEX and Shear conducted gridding, ground magnetics, HLEM, till sampling, prospecting, quaternary studies and drilling.  In the spring, helicopter-borne AeroTEM magnetic and electromagnetic surveying totaling 183 line kilometers was completed by Aeroquest Ltd., Milton, ON, in seven areas over known kimberlites and areas of interest at a 50m line spacing.  APEX conducted gridding, ground magnetics and/or HLEM over 63 priority geophysical targets at Churchill.  Zonge Engineering and Research Organization Inc., Denver, CO, conducted 10 NanoTEM surveys over known kimberlites and prospective targets at Churchill.  During the summer, APEX conducted gridding and ground magnetics and/or HLEM surveys over 75 land based priority geophysical targets at Churchill.  Of the 138 targets, 45 were drill tested with 52 drill holes and 30 remain priority drill targets.  Eighteen kimberlites were discovered.

A total of 1,877 till samples were collected in 2005 at Churchill.  The till samples were processed at the SRC and Mineral Services; duplicate till samples are being processed at Microlithics.  The heavy mineral concentrates are being sorted for diamond indicator minerals by the SRC and Mineral Services.  The picked grains were sent, or are in the process of being sent, to Barnett Geological for microprobe confirmation.  To date, microprobe analyses of 271 till samples have yielded 1,703 confirmed diamond indicator mineral grains.

Recently, high counts of G10 pyrope garnets and kimberlite fragments were recovered from a till sample from the Sedna Corridor at Churchill.  The 19.9 kg sample (05PST003), collected near the head of a high-interest kimberlite indicator mineral dispersion train, yielded estimated total grain counts of ~32,500 pyropes, ~11,600 ilmenites and ~7,100 chromites plus additional chrome diopsides and eclogitic garnets, with total grain counts projected from representative sub-samples of the concentrate.  The sample concentrates of 05PST003 were sorted by both the SRC and Mineral Services.  A total of 116 garnets were sent for microprobe analysis to Barnett Geological.  All the grains were confirmed as pyrope garnets with 27% being classified as G10 pyropes.  Initial data from the chrome diopside geo-thermometry shows that the sample grains are derived from a cool and potentially favourable mantle geotherm (37 mW/m2).  The oversize fraction of 05PST003 contained abundant altered fragments, which displayed generally coarse grained textures and hosted rounded pyropes with thick kelyphite rims.

Mineral Services has confirmed that these fragments are kimberlite and show similarities to another piece of kimberlite float, sample 05FWR006, which was discovered in the nearby Josephine River Corridor.  Garnet from both 05PST003 and 05FWR006 samples yielded high interest G10 chemistry.  The samples also contain abundant olivine macrocrysts and phenocrysts in a carbonate dominated groundmass with serpentine, opaques, perovskite, and mica, making them distinctly different from the kimberlites drilled to date on the property.

The most recent results from the SRC report the recovery of diamonds from till sample 05PST003.  From the original 19.9 kg till sample 7.0 kg of the unprocessed, screened fractions and 0.97 kg of the unpicked, processed, concentrate were submitted for diamond analysis by caustic fusion.  A total of 162 diamonds, including three macrodiamonds, defined as greater than or equal to 0.5mm in two dimensions, were recovered.

Two kimberlite outcrops were discovered through prospecting (KD5845D and FF119).  Each kimberlite outcrop was sampled and submitted for micro-diamond analysis by caustic fusion to the SRC.  The first kimberlite outcrop (KD5845D) is diamond bearing, with 147.6 kg of material yielding 6 diamonds on the 0.106mm sieve, 2 diamonds on the 0.15mm sieve and 1 diamond on the 0.3mm sieve.  The largest stones measured 0.26 x 0.20 x 0.20 mm and 0.7 x 0.5 x 0.10 mm.  About 100 kg of kimberlite collected for analysis from the second kimberlite outcrop (FF119) returned no diamonds.  Additionally, through prospecting, 35 occurrences of kimberlite float were discovered.

At Churchill West a high-resolution magnetic-electromagnetic airborne geophysical survey totalling 3,658 line kilometres was flown in September 2005 by Fugro Airborne Systems.  The survey was conducted with 100 m line spacing.  From this survey 140 anomalies have been identified.  Sixty-eight of the higher interest anomalies will be followed up in the 2006 summer field program by ground prospecting, sampling and detailed ground magnetics.

Figure 3 aggregates the diamond results described above.

CAUSTIC FUSION RESULTS – CHURCHILL PROPERTY
(Figure 3)

					Number of Diamonds Retained Per Sieve Size (mm Square Mesh Sieve)
Sample Number or Site	Sample Type	Process Facility	Total Weight (kg)	Total Diamonds	0.60mm sieve	0.425mm sieve	0.30mm sieve	0.212mm sieve	0.150mm sieve	0.106mm sieve	0.075mm sieve
Target KD428	2004 drill core	SRC - caustic	163.7	3	0	0	0	0	1	2	n/a
Target KD209	2005 drill core	SRC - caustic	92.7	9	1	1	0	3	3	1	n/a
Target K- 428	2005 drill core	SRC - caustic	178.6	1	0	0	0	0	0	1	n/a
Target KD573	2005 drill core	SRC - caustic	68.8	2	0	0	0	0	0	2	n/a
Target KD900	2005 drill core	SRC - caustic	339.4	13	1	0	2	5	4	1	n/a

					Number of Diamonds Retained Per Sieve Size (mm Square Mesh Sieve)
Sample Number or Site	Sample Type	Process Facility	Total Weight (kg)	Total Diamonds	0.60mm sieve	0.425mm sieve	0.30mm sieve	0.212mm sieve	0.150mm sieve	0.106mm sieve	0.075mm sieve
Target KD481	2005 drill core	SRC - caustic	23.9	1	0	0	0	0	1	0	n/a
Target KD485	2005 drill core	SRC - caustic	62.1	1	0	0	0	0	1	0	n/a
05PST003	2005 drill sample	SRC - caustic	7.9	162	0	7	4	11	19	26	n/a
KD5845D-1	2005 surface outcrop	SRC - caustic	121	6	0	0	0	0	1	5	n/a
KD5845D-2	2005 surface outcrop	SRC - caustic	26.6	3	0	0	1	0	1	1	n/a
		n/a = not applicable

Drilling

During 2003 and 2004 a total of 39 holes were drilled at both Churchill and Churchill West leading to the discovery of 25 kimberlites, 11 of which were diamondiferous.

In 2005, 38 holes were drilled in the spring and 14 holes were drilled in the summer at Churchill.  The drilling was managed by Shear utilizing a 1277 Boyles 17A drill operated by Major Drilling, Winnipeg, MB.  Of the combined 52 drill holes, 24 intersected kimberlite resulting in the discovery of 18 new kimberlite pipes at Churchill.  Each kimberlite was logged in detail and samples were split before being submitted for micro-diamond analysis by caustic fusion.  Representative samples were collected for processing for diamond indicator minerals, petrography and age dating.  Petrography samples were sent to Mineral Services where all of the drilled kimberlites were classified as evolved magmatic kimberlites with low diamond carrying capacity.  Age date samples were submitted to Drs. Rob Creaser and Larry Heaman at the University of Alberta.  Caustic fusion was completed at the SRC with 6 of the 28 kimberlites proving to be diamond bearing

Sampling and Analysis

During 2005, till sampling was conducted by APEX and Shear under the direct supervision of Jennifer Burgess, P.Geo., a qualified person.  All the till samples collected during summer 2005 exploration by APEX and/or Shear were marked at each sample site using a marked wood lath.  Sample sizes were approximately 20 kg and were collected in clear plastic sample bags then placed in a rice bag.  The sample identifiers were written on the outside of each bag (on both sides) and part of the till sample card was placed in the bag with the sample number written on it.  The sample bags were closed using zip ties.  The samples were shipped from Rankin Inlet, NU.

The 2005 till samples were processed by the SRC and Mineral Services.  Duplicate samples being processed by Microlithics will be picked by I&M Morrison Geological Services (“I&M Morrison”), Delta, BC, and those processed by the SRC were picked by one or more of the SRC; Overburden Drilling Management, Nepean, ON; KIM Dynamics, Vancouver, BC; Samsul Mineacao Ltda (Samsul), Patos de Minas, Brazil; HDM Laboratories, Loveland, CO or Global Diamond Exploration Services, Perth, Western Australia.

At the SRC, in order to recover heavy mineral concentrates, weighed samples are wet sieved into 2 fractions: <1 mm to >0.5 mm; <0.5 mm to >0.25 mm, using vibrascreens.  The minus 0.25 mm material and >1 mm material is stored.  The fractions are put through a permaroll to separate non-magnetic from para-magnetic mineral grains.  Heavy liquid separation (tetrabromoethane (TBE), specific gravity 2.96 and methylene iodide (MI), specific gravity 3.3) is used to further concentrate heavy minerals.  The heavy mineral concentrate undergoes ferromagnetic separation using a hand magnet to obtain magnetic and nonmagnetic fractions.  Samples are then passed through a Frantz to obtain the final concentrates for diamond indicator mineral picking.

At Mineral Services, in order to recover heavy mineral concentrates, weighed samples are wet sieved into 2 fractions: <1 mm to >0.3 mm; <2 mm to >1 mm, the latter of which is stored.  The <1 mm material undergoes dense media separation using a micro-DMS plant with a calibrated cut point of 3.1 g/cm3.  The sample fraction then undergoes dry screening which removes the residual ferrosilicon fines using Ro-tap shaker.  The fractions are put through a permaroll to separate non-magnetic from para-magnetic mineral grains.   Heavy liquid separation (MI, specific gravity 3.32) is used to further concentrate heavy minerals.  The heavy mineral concentrate undergoes ferromagnetic separation using a Carpo Model MOS (10) 111-15 separator (only on samples > 5 g) to obtain magnetic and nonmagnetic fractions.  Samples then undergo concentrate screening where the concentrates are hand screened into <1 mm to > 0.5 mm and <0.5 mm to 0.3 mm fractions (only on samples < 5 g) to obtain the final concentrates for diamond indicator mineral picking.  Sorting of concentrates and mineral analyses are undertaken at Mineral Services.

At Microlithics, in order to recover heavy mineral concentrates, weighed samples are de-slimed using modified cement mixers.  The samples are then wet-sieved (using a Gyravibe) into 2 size fractions: <1 mm and >1 mm, the latter of which is stored.  The <1 mm material is dried and sieved into three size fractions (0.5 mm, 0.25 mm, and < 0.25 mm).  The size fractions are then processed using heavy liquid separation (specific gravity of 3.3 g/cm3) to further concentrate the heavy minerals.  The final, dried concentrates are then sent to I&M Morrison to be picked for kimberlite indicator minerals.

Microprobe analyses were performed on all picked grains in order to obtain their chemical composition.  Grains picked by Samsul or the SRC were analysed by R.L. Barnett Geological Consulting.  The electron microprobe is equipped with a wavelength dispersive spectrometer (WDS).  The data was collected under a beam accelerating voltage and current of 20 kilovolts and 20 nanoamperes, respectively and a beam diameter between 1 and 3 micrometres.  The chemical composition of each grain aids in the determination of kimberlite provenance.  Analytical standards (one for each mineral type analysed) were used to assess the precision and quality of the microprobe analyses.  The results of the analytical standards indicate that the data is of a high quality.  The quality of the data is also apparent in that the elemental ratios very closely approximate the stoichiometric formulae of those mineral types and the analyses yield acceptable analytical totals for the anhydrous minerals analysed.

All diamonds from drill core and grab samples were recovered by caustic fusion at the SRC.  Rock core samples from drilling were halved after being logged in the field, measured into ~9 kg samples and bagged in the field.  Once at the lab, each sample was put into the steel pots with caustic soda, as is (including the sample bag).  All samples are cooked at approximately 570°C until the rock is completely disaggregated.  The material is hot poured over a 0.106 mm screen then washed and dried and cleaned with acid.  The ‘residue’ or resistate mineral concentrate is then picked for diamonds.  The SRC adds a minimum of 10 synthetic ‘tracer’ diamonds to each sample to check recovery during caustic fusion.  The synthetic diamonds are reported to the client for quality control.  Shear commonly spikes samples with synthetic and natural ‘tracer’ diamonds to confirm the laboratories quality control.

Security of Samples

Kimberlite and till samples collected during 2005 were sent by both sealift and air.  Samples sent by air were sent “as is” and the condition of each sample was reported by the respective laboratory when received.  Samples sent by barge were placed within wooden crates built in Rankin Inlet for security and sample integrity.  The kimberlite core samples were placed in pails with security seals when shipped to the laboratories.  The SRC, Microlithics and Mineral Services reported nothing unusual with respect to the shipments, once received, other than those samples that were obviously damaged during transport.

All 2004 core samples from kimberlites were collected by APEX as part of a ‘chain of custody’ and were processed for diamonds at the SRC.  The samples were shipped to the SRC by airfreight in security sealed plastic pails.  Mr. Besserer visited the laboratory prior to the samples being opened to ensure proper ‘chain of custody’ had not been breached.  In 2005, Jennifer Burgess, P.Geo., was in charge of Quality Assurance/Quality Control (QA/QC) for all samples processed for diamonds.

During 2005, till samples collected by APEX and Shear were collected in duplicate at 5% of the sample sites at varying locations.  These duplicate till samples were shipped to Microlithics to further verify results from samples sent to the SRC.  Jennifer Burgess receives bimonthly reports with respect to quality control within the laboratory as part of a QA/QC program put in place by Shear.

Exploration and Development

Based on exploration conducted throughout the area, diamondiferous kimberlites exist within the Churchill Diamond Project.  High quality diamond indicator mineral anomalies exist in till throughout the property, and are spatially separate from the existing known kimberlites, therefore the source has yet to be discovered.  The sampling, drilling and geophysics conducted to date, along with the favourable geology and proximity to recent discoveries indicates that the Churchill Diamond Project has sufficient merit to justify further exploration.  Airborne and ground geophysics, in conjunction with diamond indicator mineral sampling, prospecting and drilling, may lead to the important discovery of new kimberlite and/or related intrusion discoveries within the Churchill Diamond Project.  It is therefore recommended that a staged exploration program consisting of, but not limited to:

STAGE 1: Re-open the tent camp near Josephine Lake.  Conduct a brief spring ground geophysical program followed by drilling to follow-up anomalous till sample 05PST003 in the Sedna Corridor and other subtle anomalous features in close proximity to sample site 05PST003.  The estimated cost to complete Stage 1 is about $400,000;

STAGE 2: A summer field program to identify the source of the high interest kimberlitic mineral dispersion trains in both the Sedna and Josephine River Corridors by prospecting, surface till sampling and detailed ground geophysical surveys, followed by a late summer drill program.  The drill program will initially test up to 25 geophysical targets located at the heads of discrete indicator mineral trains.  The estimated cost to complete Stage 2 is about $4,200,000; and

STAGE 3: A program entailing ground geophysics, till sampling and prospecting of selected priority targets at Churchill West.  The exploration will commence in June and will be conducted concurrent to Stage 2.  Seventy geophysical targets have been chosen for follow up from the 3,658 line km high resolution heli-borne magnetic/electromagnetic airborne geophysical survey completed in late fall of 2005.  This survey targeted the southeastern region of the Churchill West property where probe-confirmed kimberlitic indicator minerals including pyrope garnet, eclogitic garnet, chrome diopside, ilmenite and chromite have been confirmed including one high interest, subcalcic G10 garnet.  Possible drill targets will be finalized once groundwork has been completed.  The Stage 3 exploration will cost approximately $400,000 to complete.

The budget to complete stages 1, 2 and 3 of exploration is approximately 5 million dollars excluding a provision for GST.

Non Material Properties

In addition to the two material properties described above, Stornoway is the operator or participant in a number of other projects, primarily situated in Nunavut, but including landholdings in the Northwest Territories, Alberta, Manitoba and northern Quebec, Canada, as well as Botswanna.  Brief descriptions of these other properties, including location, landholdings and the Company’s interest are provided below.

Fury, Sarcpa and Gem Properties, Nunavut

Pursuant to an agreement dated December 31, 2002, Strongbow and NDR (both companies with a director in common with the Company) may earn a 60% collective interest in the Fury, Sarcpa and Gem properties from the Company, Stornoway Ventures and Hunter (if not exercised, the ground will become part of the Aviat Two Property and be held in the same percentages, and under the joint venture terms applicable to, such property).  Hunter subsequently sold its working interest in this property to BHP Billiton.  Strongbow and NDR may each earn their 30% interest in the properties by reimbursing the permit acquisition costs

(completed), each issuing securities to Hunter (issued), and by maintaining the property in good standing until the parties had incurred $1,000,000 in exploration expenditures.

In the event that the option is exercised, a joint venture will be formed.  Strongbow and NDR will each have a 30% interest, and the Company and Stornoway Ventures will have a collective 30% interest.  BHP Billiton’s 10% interest will be carried for the next $9 million in expenditures.  Thereafter, all parties will be required to contribute their proportionate share or be subject to dilution.

The Fury, Sarcpa and Gem properties are subject to a 2% NSR and a 2% GOR held by Hunter.  Strongbow and NDR may purchase 50% of each royalty for $3,000,000.

Diamond exploration programs undertaken during 2003 on the Fury, Scarpa and Gem Properties consisted of regional till and stream sediment sampling (all three properties), limited prospecting (all three properties) and airborne geophysical surveying (Fury Property).  Small ultramafic bodies indicated on published government (GSC) geological maps for the Gem Property were investigated in greater detail - no kimberlite was discovered from this work and many of the mapped bodies were not in fact ultramafics.  During 2004, till and stream sediment samples were collected from the Gem and Fury Properties to replicate and follow-up on interesting regional results received from the 2003 samples.  Target specific till samples were also collected from the Fury Property to evaluate geophysical anomalies identified from the airborne magnetic survey.  Significant concentrations of indicator mineral grains were not recovered from this sampling, but some sulphide occurrences were identified by prospecting in the vicinity of airborne anomalies.  Samples from these occurrences were submitted for analysis.  One of the sites was revisited and resampled in 2005 as a potential target for base metal mineralization.  At the present time, none of these sulphide occurrences are considered to be of economic interest and the diamond potential of the properties is limited.

On June 28, 2006 NDR and Strongbow informed the Company that they were relinquishing their collective option to earn an interest in the Fury, Scarpa and Gem Properties.

Kingora Property, Nunavut

Strongbow can also earn a 60% interest in the Kingora property, pursuant to an agreement dated December 31, 2002 with the company, Stornoway Ventures and Hunter (Hunter subsequently sold its working interest in this property to BHP Billiton), by maintaining the property in good standing until the parties had incurred $500,000 in exploration expenditures.  Strongbow has reimbursed all permit acquisition costs and issued securities to Hunter, as required under the terms of the option agreement.  If the option is not exercised, the ground will become part of the Aviat Two Property and be held in the same percentages, and under the joint venture terms applicable to, such property.

In the event that Strongbow exercises its option, a joint venture will be formed with Strongbow holding a 60% interest, and the Company and Stornoway Ventures holding a collective 30% interest.  BHP Billiton’s 10% interest will be carried until such time as the joint venture spends $4.5 million in exploration expenditures.  Thereafter, all parties will be required to contribute their proportionate share or be subject to dilution.  The Kingora property is subject to a 2% NSR and a 2% GOR held by Hunter, with a $3,000,000 buyback for 50% of each royalty.

Exploration work on the Kingora Property during 2003 and 2004 consisted of till sampling and prospecting.  Results from the preliminary diamond program were not encouraging.  Field work for 2005 focused on a nickel anomaly discovered during routine analytical work on the 2003/4 samples.  The source of this geochemical anomaly was traced to a small outcrop of metamorphosed and altered ultramafic rock.  Any economic potential of this body is believed to be limited and Strongbow has advised Stornoway that it was terminating its option to earn an interest in the Kingora property.  The Company will evaluate the results of Strongbow’s work and re-assess the property.

Alexis Properties, Nunavut

On February 2, 2004, the Company was granted a further 5.5 million acres of prospecting permits on the south central portion of the Melville Peninsula, south of the Aviat Properties and north of BHP Billiton’s Qilalugaq (or Area 8) property.  In addition, 378,336 acres of claims have been staked surrounding and adjacent to BHP Billiton’s Qilalugaq property.  Mineral rights to these areas have been divided into two properties referred to as the “Alexis North Property” and the “Alexis South Property”.  Under the terms of the agreement of May 28, 2003 among the Company, Stornoway Ventures, Hunter and BHP Billiton, the Company and BHP Billiton have agreed to hold these properties under joint venture terms similar to the joint venture agreements governing the Aviat One Property.  The Company is the operator of the Alexis North Property and BHP Billiton is the operator of the Alexis South Property.  Under the terms of the joint venture agreements, each of the Company and BHP Billiton will hold a 50% interest in the joint venture and all costs of exploration will be shared equally.  The Alexis North Property and Alexis South Property are not subject to any royalties other than statutory royalties.

The Alexis North Property and Alexis South Property are situated between two known diamondiferous kimberlite fields (the Aviat Properties and BHP Billiton’s Qilalugaq Project).  Approximately 600 till samples were collected at Alexis during the 2004 summer field season.  The results of these till samples were generally disappointing and the size of the property was reduced in size in February 2005, maintaining the areas of the property with potentially higher diamond potential – mainly the extreme southern and northern portions of the property.  Limited follow-up till sampling in 2005 failed to identify any targets of interest and the ground will be allowed to lapse.

Wales Island Property, Nunavut

On February 2, 2004, Strongbow was granted 10 prospecting permits totaling about 284,500 acres and covering essentially all of Wales Island, a discrete landform situated in Committee Bay, just west of the Melville Peninsula, Nunavut.  During the 2005 summer exploration program.  Seven additional mineral claims totaling about 16,000 acres were staked to cover some small areas of open ground on the island.  This project is being jointly explored by the Company, Strongbow and BHP Billiton pursuant to a joint venture agreement dated August 10, 2004, with each company having an initial one-third interest in the property.  Stornoway is the operator.

Situated 250 km southwest of the Aviat property and 100 km north of BHP Billiton’s Qilalugaq property, the 300,000 acre Wales Island property has been proven to host at least ten kimberlite bodies.  Two pipes were found after a limited exploratory drill program in 2004 and numerous airborne geophysical targets were identified.  Till sampling, ground geophysics and drilling undertaken during a larger exploration program in 2005 identified an additional eight kimberlites.  During the program five new kimberlites were intersected by drilling and three narrow subcropping dykes were discovered by prospecting.  Kimberlite W1, initially discovered in 2004, was tested by an additional three holes.  Kimberlite W3, also discovered in 2004, could not be redrilled due to high water levels.  Nineteen BQ holes were completed for a total of 1,366m of drilling.

Based on the limited drilling completed to date, the true size, shape and orientation of these ten bodies cannot be determined.  The narrowest body, kimberlite W111, is located approximately 5.5 km east of kimberlite W2, along a distinct structural feature that extends across the property for a distance of 14 km.  A linear magnetic high delineated by airborne geophysics is associated with this break and is also evident in the ground geophysical data from both W2 and W111, suggesting that kimberlite magmas may have exploited this regional feature.  Three parallel kimberlite dykes, each with apparent widths of greater than 0.5 m width and some 20 m apart laterally, were discovered about 200 m west of W1.  The dykes can be traced in subcrop over a distance of 110 m, and by ground geophysical techniques over a total of 300 m.  The strike extent of the dykes remains open both to the west and east of the W1 body.  These dykes were not drilled but are interpreted as part of an east trending (~070° ) kimberlite dyke complex along which W1 may represent a kimberlite pipe or blow.  Approximately 70 kg of fresh kimberlite was excavated from the dykes for caustic fusion.

Three other geophysical targets were drill tested (one hole each) however kimberlite was not intersected and these targets remain unexplained.  In addition to the drilling program, ground geophysical surveys were completed over 20 targets and 61 till samples were collected for indicator mineral analyses.

Samples of fresh uncontaminated kimberlite material from nine of the ten bodies were submitted for microdiamond extraction by caustic fusion.  Composite weights of kimberlite from the nine bodies ranged in size from 8.17 to 353.9kg and the total mass of material submitted for caustic fusion was 724.0kg (dry weight).  A total of seven microdiamonds have been recovered from the entire 724.0kg of kimberlite by Microlithics Laboratories, Thunder Bay, ON, an independent mineral process laboratory currently providing services exclusively to Stornoway and its affiliates.  Four of the nine sampled bodies (W1, W2, W1 North Dyke, and W1 Central Dyke) are confirmed as diamondiferous, as shown individually in the summary table below (Figure 4).

CAUSTIC FUSION RESULTS – WALES ISLAND PROJECT
(Figure 4)

			Number of Diamonds Retained Per Sieve Size (mm Square Mesh Sieve)
Sample Number or Site	Total Weight (kg)	Total Diamonds	1.70 mm sieve	1.18 mm sieve	0.85 mm siev	0.60 mm siev	0.425 mm sieve	0.30 mm sieve	0.212 mm sieve	0.150 mm sieve	0.106 mm sieve	<0.106mm sieve
W1 North Dyke	22.63	1	0	0	0	0	0	0	0	0	1	n/a
W1 Central Dyke	40.94	1	0	0	0	0	0	0	0	0	0	1
W1	353.94	2	0	0	0	0	0	0	1	0	1	n/a
W2	194.6	3	0	0	0	0	0	0	1	1	1	n/a
W3	8.17	0	0	0	0	0	0	0	0	0	0	n/a
W9	14.11	0	0	0	0	0	0	0	0	0	0	n/a
W10	15.39	0	0	0	0	0	0	0	0	0	0	n/a
W47	65.17	0	0	0	0	0	0	0	0	0	0	n/a
W111	9.11	0	0	0	0	0	0	0	0	0	0	n/a
Total	724.05	7	0	0	0	0	0	0	2	1	3	1

The joint venture partners are reviewing exploration results received for the project to date, and there are a few as yet unprocessed till samples from the 2005 program, however at the present time no further significant work is proposed.

MIP Project, Baffin Island, Nunavut

In May of 2005 Stornoway entered into a joint venture agreement with Contact Diamond Corporation (“Contact”) to pursue a generative diamond exploration project within Canada.  The Companies allocated approximately $1 million to the joint venture in fiscal 2005 of which about $800,000 was spent on exploration and land acquisition.  Stornoway is the operator.

Following an initial desktop study that resulted in a focus on areas of Baffin Island with geology highly prospective for diamonds, the companies conducted a 76 day field program between the dates of June 10 and August 22, 2005.  The Iqaluit based program consisted of a 71,158 line km fixed wing aero-magnetic survey, prospecting, claim staking and till sampling.  A total of 82 target specific till samples were collected and processed.  Results of this work led to the staking of approximately 75,000 acres in the south central region of Baffin Island.  One of the three claim blocks staked contains fourteen discrete geophysical anomalies that vary in size from 125m to 800m in diameter.  All of the anomalies are found in a single cluster and in an area considered to be structurally permissive to intrusion by kimberlites.

The Company has obtained the requisite approvals and permits to conduct a drill program during the summer of 2006, focused on these anomalies, and have mobilized a drill to the property.  This program is anticipated to start in mid to late July and to require four to six weeks to complete.

Coronation Gulf, Nunavut

In the Coronation Gulf (North Slave) area of Nunavut the Company holds, or has the right to earn, interests varying from 30 to 100% in a series of ten different properties that total approximately 403,000 acres.  The Company is the operator on eight of these properties (Aqua, Bear, Diva, Jewel, Jubilee, KUG, Sceptre and Tiara).  Two properties are operated by other companies: Kikerk (Ashton Mining of Canada – “Ashton”) and Peregrine (Diamondex Resources Ltd. - “Diamondex”).  Stornoway has been active in the Coronation Gulf area since 2002, although the original landholdings have been significantly reduced since that time.  Extensive till sampling, airborne and ground geophysical surveying and diamond drilling failed to identify any insitu kimberlite bodies on properties operated by Stornoway.  Ashton has identified several narrow dyke-like weakly diamondiferous kimberlites on the Kikerk Property, with the most recent drilling completed in 2005.  Select mineral claims from the Kikerk Property have been converted to Canada Mining Leases, but no further work is planned at this time.  Numerous boulders of kimberlite float and discrete indicator mineral distribution trains were identified.  The Company is still investigating several of these as potential exploration targets and may undertake more work in 2006.

Mackenzie (OWIHK) Project, Northwest Territories

A 50/50 joint venture between Stornoway and Diamondex governs exploration on five prospecting permits (totaling about 302,000 acres) situated in the northern Mackenzie Delta near the towns of Inuvik and Aklavik.  Collectively the Company and Diamondex have completed airborne geophysical surveys, heavy mineral sampling and ground geophysical surveys over select targets.  Additional sampling and ground geophysical surveys are planned for the 2006/07 exploration season.  Certain targets may be drill tested if results warrant.  Mineral claims will be staked to protect areas of interest prior to expiry of the prospecting permits.

Arviat/Hyde, Nunavut

In February of 2005 Stornoway acquired eight three year prospecting permits (100% Stornoway) totaling approximately 378,000 acres and situated in southern Nunavut on the west side of Hudson’s Bay just west of the community of Aviat.  Airborne geophysical surveys were completed in 2005 and the Company intends to undertake detailed till sampling and ground checking of geophysical anomalies when logistical considerations allow.

Ellesmere Island

The Baumann Project, Ellsemere Island, Nunavut, is comprised of 81 prospecting permits totalling more than 2.5 million acres.  The property was acquired based on the recovery of kimberlite indicator minerals from regional heavy mineral samples including one high chrome G10 pyrope garnet.

Under the terms of the option agreement, the Company can earn a 41% interest in the Baumann Project by spending $1.0 million before December 31, 2008 and incurring 100% of the cost of acquiring ground.  Upon exercise of the option the Baumann Project will be held 41% by the Company, 39% by Indicator Minerals Inc., and 20% by Hunter, with the Company acting as operator.

The Company collected 129 heavy mineral samples from the project area in 2005.  No kimberlite outcrops were discovered during the exploration program.  Results from the 2005 samples are being evaluated and will be used to determine a budget and work program for 2006.

Baker Lake (Aumaluuktuuk), Nunavut

During 2004 the Company acquired by staking a 100% interest in 60 mineral claims (about 139,000 acres) just south of Baker Lake, NU, based on the results of generative work undertaken in 2003 and 2004.  These claims have been till sampled and covered by airborne geophysical surveys.  Prospecting of airborne geophysical anomalies undertaken in 2005 failed to identify any kimberlites and results of the detailed till sampling were disappointing.  No further diamond exploration activities are planned for these mineral claims.

Pelly Bay, Nunavut

Stornoway and Diamondex have entered into a 50/50 joint venture agreement concerning two prospecting permits (about 73,000 acres) situated west of Pelly Bay, NU, and 12 mineral claims (about 31,000 acres) on the Melville Peninsula east of Wales Island.  On behalf of the joint venture Stornoway undertook till sampling programs on the prospecting permits and mineral claims in 2004.  Results were disappointing and no further work is anticipated.

Brodeur Peninsula, Nunavut

In August of 2004 the Company optioned from Twin Mining Corp. (“Twin”) a 980,000 acre claim block of Twin’s Jackson Inlet Diamond Project.  Prior to the Company electing whether to earn-in, Twin was to complete a minimum $900,000 exploration program, funded in part by a $450,000 private placement by the Company, and provide the Company with a technical report setting out the results of such program.  Twin completed an exploration program and provided the Company with the data from the program, but the parties have agreed to terminate the option upon Twin reimbursing the Company certain amounts it advanced on Twin’s behalf for the program.

LDG Properties, Northwest Territories

In May 2004, the Company entered into an option agreement with Strongbow to earn up to a 60% interest in three properties representing more than 150,000 acres of prospective diamond claims located in the Lac de Gras region of the Northwest Territories.  Under the terms of the agreement the Company may earn a 51% interest in the LDG, Starfish and Daring Lake properties by spending $3 million within three years, and may increase this interest to 60% by completing a feasibility study.

Known kimberlites occur within five km of all four sides of the 123,000 acre LDG Property, and the Diavik Diamond Mine is situated just across Lac de Gras, some 15 km from the northern claim boundary.  The 27,000 acre Daring Lake Property lies at the south end of Yamba Lake, just west of the Ekati mine property.  During 2004 the Company undertook diamond drilling, ground geophysics, and till sampling.  Poor results on the Starfish Property led the Company to write off all exploration costs relating to the 2004 program, and to return the Starfish Property to Strongbow.

The Company undertook drill programs on the LDG Property in late 2005 and again in early 2006.  A total of eight holes were drilled in 2005 (366.4m) testing eight targets (two other potential targets were eliminated by ground checking), and six holes testing six targets (257.6m) in 2006.  No kimberlite was intersected in either program although the targets were explained by non-kimberlitic intrusions, graphitic metasediments and sulphide occurrences.  None of the latter have returned analyses of economic interest.  The company also undertook till sampling on the Daring Lake Property in 2005 and on the LDG Property in 2005 and 2006.  Results of the 2006 till sampling are pending.

Blackstone, Eetsee and Shegonla Projects, Northwest Territories

In February of 2006 Stornoway was granted 26 three year prospecting permits in the southern Northwest Territories totaling just over 1 million acres and representing three different properties.  All three 100% owned properties lie within the De Cho land claims settlement area although they are situated within areas that were identified as being favourable for mining activities at the time of prospecting permit application.  The 17 contiguous permits of the Blackstone Property lie east of the Liard River and south of the Mackenzie River.  Fort Simpson is the largest nearby community and is about 50km north of the property.  The Eetsee Property comprises six contiguous prospecting permits on the west side of the Mackenzie River, some 220km north-northwest of Fort Simpson.  The three separate, non-contiguous permits of the Shegonla Property lie 150km east of the Mackenzie River and 120 to 200km north of Fort Simpson.  During 2006 the Company has undertaken airborne geophysical surveys over each of the properties and plans to evaluate the results of this work for potential kimberlite targets.

Cris Claim, Northwest Territories

During 2005 the Company and joint venture partner GGL Diamond Corporation completed a single 63.1m long drill hole on the 206.6 acre Cris Claim, situated 160km northeast of Yellowknife.  The drill hole was designed to test a prominent ground geophysical target located in a small deep lake with local indicator mineral support from till samples.  A non-kimberlitic ultramafic intrusion (dunite) was encountered in the drill core, explaining the target.  The Company has terminated its interest in the property.

Bistcho, Steen, Zama and Heinz Properties, Northern Alberta

Stornoway’s landholdings in northern Alberta represent about 944,000 acres in four separate blocks.  All are held 100% by Stornoway and were acquired in 2006 as Industrial and Metallic Minerals Permits.  The Bistcho (10 permits; ~228,000 acres), Steen (12 permits; ~267,000 acres) and Zama (14 permits; ~312,000 acres) properties are situated near the border between Alberta and the Northwest Territories.  The Heinz Property (6 permits; ~ 137,000 acres) lies at the north end of the Buffalo Head Hills, a prominent topographic feature that hosts a series of kimberlite bodies discovered by Ashton.  No kimberlites are currently known to exist on any of the properties, and Stornoway is in the process of assessing the landholdings.

Hudson Project, Manitoba

Stornoway’s 100% owned Hudson Project consists of 12 mineral exploration licences (“MEL’s”) totalling some 210,000 acres and situated in Manitoba along the west side of Hudsons Bay, south of Churchill, MB, and north of Gillam, MB.  The properties are spread out along the railroad that links those two communities and were acquired in late 2004 and early 2005.  Airborne geophysics have been completed over all 12 MEL’s, and variable amounts of prospecting, anomaly checking and ground geophysical surveying have been completed.  Given the geological setting (flat lying Paleozoic limestone draped over Precambrian bedrock) and the complex glacial history, till sampling was not a suitable exploration technique.  In the spring of 2006, Stornoway undertook a drill program that tested 10 targets with10 diamond drill holes for a total of 1,289m.  No kimberlite was intersected although many of the geophysical targets were successfully explained.  No additional work is being considered for these properties.

Manitoba Highlands

The 925,000 acre Manitoba Highlands Project is a 50/50 joint venture agreement between Stornoway and Diamonds North Resources Ltd. (“Diamonds North”).  The project is located in the Hudson Bay Lowlands of northeastern Manitoba, adjacent to the Manitoba/Ontario border, and was originally acquired by Diamonds North in 2004.  Under the terms of a joint venture dated April 18, 2005, the Company and Diamonds North agreed to fund the original acquisition and exploration costs and all future exploration work on the project equally.  Diamonds North is the operator.

During the 2004 exploration program, the companies recovered kimberlite indicator minerals from several samples collected on the property.  In addition a 14,950 line km magnetic airborne survey completed over the entire property revealed approximately 50 magnetic anomalies, of which 15 are rated as high priority.  Geophysical modelling of anomalies during 2005, as well as logistical considerations, resulted in the underlying property option agreement being terminated early in 2006.

Botswana Properties

Stornoway and Motapa Diamonds Inc. (“Motapa”) entered into an option agreement that provides Stornoway with an option to earn a 50% interest in a portion of Motapa’s Botswana diamond licenses through exploration work commitments and share issuances by September 2008.  Botswana is the world’s leading diamond producer by value and its mines, Jwaneng, Lethlakhane and Orapa are amongst the most profitable.  The country is democratically ruled, boasting a growing economy and a stable political environment.

To exercise its option, the Company must complete the following: issue to Motapa an initial tranche of common shares in the Company equal to US$500,000 upon regulatory approval of the agreement (completed); complete an airborne gravity survey over the Sua Pan costing at least US$500,000 on or before December 31, 2005 (completed); issue to Motapa a second tranche of common shares in Stornoway equal to

US$500,000 on or before the later of April 27, 2006 and 30 days after receipt of the results of the airborne survey (completed); and, solely fund the first US$2.0 million in joint venture expenditure requirements on any project (including the costs of flying the airborne gravity survey over the Sua Pan) within 30 months of receipt of results of the airborne gravity survey.  Upon completion by Stornoway of its vesting requirements, Motapa and Stornoway will share in ongoing funding requirements in proportion to their respective participating interests.  Stornoway is operator of the projects.

The first phase of drilling testing unexplained geophysical anomalies on the Lebung, Matsitama and Mokubilo properties has been completed in early 2006.  No obvious intersections of kimberlite were encountered in the 16-hole program, but some unidentified rock chips intersected during drilling have been submitted for XRF analysis to establish rock-type.  The Company is still waiting for its contractors, Mineral Services South Africa (Pty) Ltd., to report results.

Phase II of the Botswana drill program will focus on the highly prospective 573,000 acre Sua Pan property, situated along the Cretaceous kimberlite trend, some 50 km northeast of the Orapa diamond mine, and is expected commence in mid-August.

The Sua Pan is a large dry lake bed not conducive to conventional heavy mineral prospecting techniques.  Kimberlite indicator minerals are common in samples collected on the periphery of the pan, and diamonds have been recovered from five sample locations, suggesting the possibility of local diamondiferous kimberlite sources.  Final results of the recent 11,151 line kilometre proprietary FalconTM airborne gravity gradiometer/magnetometer system have been assessed and some forty-six targets of interest have been identified.  These targets are currently being geophysically modelled to estimated depth to source and potential size.  The airborne data also delineate prominent structural trends that could be important controls on kimberlite emplacement.

Generative Projects

In addition to work on the Company’s current property interests described above, Stornoway also undertook generative programs covering over 250 million acres in northern Canada during 2005.  This work investigated geologically prospective terrains, unsourced indicator mineral anomalies derived from public, quasi-public and proprietary databases and unexplained geophysical targets from both ground and airborne surveys.  Till and heavy mineral sampling, airborne and ground geophysical surveys and prospecting programs were completed in some 30 areas.  Rock samples were collected for both caustic fusion and DMS processing.  Partial results available to date from this 2005 generative exploration program have already been used to identify and acquire targeted landholdings thought to have the potential to host diamondiferous kimberlites.  Additional results are pending and Stornoway anticipates continued property acquisition.

DIVIDENDS

The Company has not paid any dividends on its common shares.  The Company may pay dividends on its common shares in the future if it commences mining operations and generates profits.  Any decision to pay dividends on common shares in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of common shares.  As at July 11, 2006, 80,421,550 common shares of the Company were issued and outstanding as fully paid and non-assessable shares.

The holders of the common shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company and each common share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company.  The holders of the common shares, subject to the prior rights, if any, of the holders of any other class of shares of the Company, are entitled to receive such dividends in any financial year as the board of directors of the Company may by resolution determine.  In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the common shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, the remaining property and assets of the Company.

The Company has a stock option plan pursuant to which the directors of the Company are authorized to grant options to directors, officers, employees and consultants of the Company and its subsidiaries on up to 7,263,420 common shares (being 10% of the issued and outstanding common shares at September 27, 2004).

As at July 11, 2006, the following options were outstanding under the stock option plan:

Number of Shares	Exercise Price ($)	Expiry Date
300,000	0.65	April 4, 2007
237,500	0.85	February 7, 2008
485,040	0.97	February 11, 2008
150,000	1.25	April 8, 2008
923,256	1.70	January 8, 2009
345,000	2.05	August 19, 2009
155,000	1.80	September 28, 2009
410,000	1.70	May 18, 2010
385,000	1.05	December 30, 2010
1,220,000	1.15	April 24, 2011
4,610,796

MARKET FOR SECURITIES

Trading Price and Volume

The Company’s shares are listed for trading through the facilities of the Toronto Stock Exchange under the symbol “SWY”.  During the 12 months ended April 30, 2006 and the two months ended June 30, 2006, the Company’s shares traded as follows:

Month	Volume	High	Low
June 2006	1,096,120	1.31	1.01
May 2006	6,295,400	1.80	1.32
April 2006	12,779,700	1.10	0.96
March 2006	5,791,900	1.21	0.95
February 2006	2,939,500	1.39	1.10
January 2006	3,927,500	1.35	1.02
December 2005	5,477,900	1.08	0.69
November 2005	3,197,500	1.05	0.80
October 2005	1,873,200	1.16	0.86
September 2005	2,783,100	1.23	1.00
August 2005	1,042,100	1.38	1.11
July 2005	924,100	1.44	1.24
June 2005	2,714,020	1.42	1.20
May 2005	1,452,455	1.63	1.27

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The name, province or state, country of residence, position or office held with the Company and principal occupation during the past five years of each director and executive officer of the Company are described below:

Name and Address	Office or Position Held	Previous Service as a Director	Principal Occupation during past five years
Catherine McLeod-Seltzer British Columbia, Canada	Co-Chairperson and Director	Since July 16, 2003

Chairman of Pacific Rim Mining Corporation and officer since 1997; Chairman of Bear Creek Mining Corporation. Director of the following publicly traded companies; Miramar Mining Corporation, Kinross Gold Corporation, Peru Copper Inc.

D. Bruce McLeod British Columbia, Canada	Chief Operating Officer and Director	Since May 26, 2000	Professional Mining Engineer; senior officer & director of Tenajon Resources Corp., International Northair Mines Ltd., Sherwood Copper Corporation, Troon Ventures Ltd., New Dimension Resources Ltd.

Peter B. Nixon Ontario, Canada	Director	Since March 19, 2003	Director of Reunion Gold Corp., Miramar Mining Corp. and Dundee Precious Metals

John E. Robins British Columbia, Canada	Co-Chairperson and Director	Since January 1999	Professional Geologist; Co-Chairman & Director, Committee Bay Resources; Director, International Northair Mines; Director, Troon Ventures Ltd.; VP Corporate Development, Tenajon Resources Corp.

Jeff Stibbard British Columbia, Canada	Director	Since August 19, 2004	General Manager of Mining, Albian Sands Energy Inc., 2000 – 2004; Manager of Mine Construction, Albian Sands Energy Inc., 1999 – 2000

Eira Thomas British Columbia, Canada	President, Chief Executive Officer and Director	Since July 16, 2003

Geologist; Director of Strongbow Exploration Inc. (formerly Navigator Exploration Corp.), since 1998; Director of Aber Diamond Corporation, since 2000; Director of Fortress Minerals Ltd. since 2004; Director of NWT Chamber of Mines; Director of the Prospectors and Development Assoc. of Canada

Anthony P. Walsh British Columbia, Canada	Director	Since August 19, 2004	Chartered Accountant; President, CEO and Director of Miramar Mining Corporation; Director of Axmin Inc. and Minieres du Nord Ltd.

David M Douglas British Columbia, Canada	Corporate Secretary	N/A

Chartered Accountant; Corporate Secretary, Northair Group of Companies, since June 2005, including International Northair Mines Ltd., Sherwood Copper Corporation, New Dimension Resources Ltd., Tenajon Resources Corp., Troon Resources Ltd.; Corporate Finance Consultant, 2002-2005; Corporate Finance Analyst, Global Securities Corporation, 1998-2002.

Zara E. Boldt British Columbia, Canada	Controller	N/A

Certified General Accountant; Controller, Northair Group of Companies, since May 2004, including International Northair Mines Ltd., New Dimension Resources Ltd., Tenajon Resources Corp., Troon Resources Ltd. and Sherwood Copper Corporation; Controller and Corporate Secretary, Strongbow Exploration Inc.; formerly Accounting Manager, Raymond James Ltd.

Directors’ Terms

The Articles of the Company provide for the election and retirement of directors by rotation.  At each annual general meeting, one-half of the directors, or if their number is not a multiple of two, then the nearest to, but not exceeding one-half, shall retire from office.  The directors to retire are those who have been longest in office since their last election or appointment.  As between persons who become directors on the same day, those to retire shall, in default of agreement between them, be determined by lot.

Control of Securities

As at July 11, 2006, the directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 5,172,331 common shares of the Company, representing approximately 6.4% of the issued and outstanding common shares of the Company.  In addition, the director and executive officers of the Company as a group held incentive stock options for the purchase of an aggregate of 3,098,690 common shares in the capital of the Company, which options are exercisable at between $0.65 and $2.05 per common share and expire between April 4, 2007 and April 24, 2011.

Committees of the Board of Directors

The committees of the board of directors of the Company and the directors serving on each of the committees are described below:

Audit & Risk Management Committee

The members of the Company’s audit & risk management committee are Anthony Walsh (Chairman), Peter Nixon and Jeff Stibbard.  The audit & risk management committee oversees the Company’s financial reporting obligations, financial system and disclosures.  It reviews the annual financial statements, monitors and assesses the integrity of the Company’s internal control systems, meets with the Company’s auditors and liaises between the board of directors and the auditors.

Corporate Governance

The members of the Company’s corporate governance committee are Peter Nixon (Chairman), Catherine McLeod-Seltzer and John E. Robins.  This committee is responsible for developing the implementing the Company’s approach to corporate governance.

Compensation Committee

The members of the Company’s compensation committee are Peter Nixon, Jeff Stibbard (Chairman), and Anthony Walsh.  This committee is responsible for determining the compensation paid to the Company’s executive officers.

Environment, Health and Safety Committee

The members of the Company’s environmental, health and safety committee are Eira Thomas, Bruce McLeod and Jeff Stibbard.  This committee’s mandate is to develop, implement and monitor the Company’s environmental, health and safety practices.

In addition, the Company has a disclosure policy committee comprised of the Chief Executive Officer (Eira Thomas), the Chief Operating Officer (D. Bruce McLeod), the Corporate Secretary (David Douglas) and the investor relations manager (Nick Thomas).  This committee is responsible for overseeing the Company’s corporate disclosure practices and the administration of the Company’s policy on corporate disclosure, confidentiality and insider and employee trading.

Conflicts of Interest

Certain of the Company’s directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  The Company has acquired its Aviat One Property, Aviat Two Property and Churchill Property from Hunter, in which a director of the Company holds a significant interest.  Hunter continues to hold an interest in these properties, including an entitlement to receive royalties.  The Company has also optioned properties to or from other companies with one or more directors in common including the Kingora, Fury, Sarcpa, Gem and LDG Propeties.

From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.

In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction.  Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.  See also “Description of the Business – Risk Factors” and “Interest of Management and Others in Material Transactions”.

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate

The Company’s audit & risk management committee has a charter (the “Audit Committee Charter”) in the form attached to this Annual Information Form as Schedule “A”.

Composition of the Audit Committee

The following are the members of the Company’s audit & risk management committee:

Anthony Walsh (Chairman)	Independent 	Financially literate 

Peter Nixon	Independent 	Financially literate 

Jeff Stibbard	Independent 	Financially literate 

                                    As defined by Multilateral Instrument 52-110 (“MI 52-110”).

Relevant Education and Experience

The following is a description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member:

Anthony Walsh

Prior to his appointment as President and Chief Executive Officer of Miramar Mining Corporation in 1999, Anthony (Tony) Walsh had served as the Vice-President, Finance and Chief Financial Officer of Miramar Mining Corporation since 1995.  Mr. Walsh has been involved in the mining business for over 17 years and prior to joining Miramar Mining Corporation was the Chief Financial Officer and Senior Vice President, Finance of International Corona Mines Ltd., a major North American gold producer, from 1989 to 1992.  From 1985 to 1989, Mr. Walsh was Vice President, Finance of International Corona Mines Ltd.  From 1973 to 1985, Mr. Walsh held various positions at Deloitte, Haskins & Sells, a firm of Chartered Accountants.  Mr. Walsh became a member of the Canadian Institute of Chartered Accountants in 1976.

Peter Nixon

Peter Nixon, while not having related, professional training in accounting, understands the accounting principles used by the Company to prepare its financial statements, and has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves as a result of having spent over 30 years in the investment business.  Mr. Nixon’s background includes basic accounting understanding as required by the Canadian Securities Course and knowledge of accounting acquired in the process of analyzing corporate financial statements from an investment perspective for an extended period of time.  His understanding of financial statements was applied in the research of securities and for the raising of capital for issuers, primarily those in the natural resource sector. Mr. Nixon has also completed the Executive Programat the Rotman School of Management (University of Toronto) for Financial Literacy for Directors and Executives.

Jeff Stibbard

Jeff Stibbard graduated with a B.A.Sc. in Mining Engineering from Montana College of Mineral Sciences and Technology in 1987, specializing in engineering economics and mine valuation.  Mr. Stibbard has general experience in budgeting, procurement, reporting feasibility development, estimates and systems development for operations management and control.  Mr. Stibbard has served as General Manager of Mining for Albian Sands Energy Inc. since 2000 and as Manager of Mine Construction for Albian Sands Energy Inc. from 1999 to 2000.

Reliance on Certain Exemptions

At no time since the commencement of the 12 month period ended April 30, 2005 has the Company relied on an exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), Section 3.2 of MI 52-110 (Initial Public Offerings), Section 3.3(2) of MI 52-110 (Controlled Companies), Section 3.4 of MI 52-110 (Events Outside Control of Member), Section 3.5 of MI 52-110 (Death, Disability or Resignation of Audit Committee Member) or Section 3.6 of MI 52-110 (Temporary Exemption for Limited and Exceptional Circumstances), on an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110 (Exemptions) or on Section 3.9 of MI 52-110 (Acquisition of Financial Literacy).

Audit Committee Oversight

At no time since the commencement of the 12 month period ended April 30, 2005 was a recommendation of the audit & risk management committee to nominate or compensate an external auditor not adopted by the Board of Directors of the Company.

External Auditor Services Fees (By Category)

The aggregate fees billed by the Company’s external auditors in the 12 months ended April 30, 2006 are as follows:

Audit Fees	Audit Related Fees	Tax Fees	All Other Fees

$57,251	$nil	$2,500	$nil

LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings and is not aware of any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The current directors and executive officers of the Company, and their associates and affiliates, had the interests in the arrangement transaction under which the Company acquired all the outstanding shares of Stornoway Ventures, as disclosed in the Joint Circular dated June 12, 2003 of the Company and Stornoway Ventures provided to shareholders in respect of the shareholders meeting held to approve such transaction under the heading “Interest of Certain Persons in Matters to be Acted Upon” and that disclosure is hereby incorporated into this Annual Information Form by reference thereto.  The Joint Circular is available under  the Company’s profile on the SEDAR website at www.sedar.com.

John Robins, Co-Chairman and a director of the Company, owns a 33.3% interest in Hunter.  The Company and Stornoway Ventures acquired certain mineral properties situated on the Melville Peninsula and in the Churchill Diamond District from Hunter as disclosed under “Mineral Projects – Melville Peninsula Properties (Nunavut) - Option Agreements and Joint Ventures” and “Mineral Projects – Churchill Diamond Project (Nunavut) - Option Agreements and Joint Ventures”.

Except as otherwise disclosed, no director, senior officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, have had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this Annual Information Form that has materially affected or will materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar is Pacific Corporate Trust Company, 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8.  The Company has appointed Pacific Corporate Services Ltd., 4 King Street West, Suite 1101, Toronto, Ontario, M5H 1B6 as its co-transfer agent and registrar.

MATERIAL CONTRACTS

Contracts of the Company, other than contracts entered into in the ordinary course of business, that are material to the Company and that were entered into by the Company between January 1, 2003 and July 11, 2006 are listed below:

(1)                                  Arrangement Agreement dated for reference as of June 12, 2003 between the Company and Stornoway Ventures relating to the acquisition by the Company of Stornoway Ventures pursuant to a plan of arrangement on July 16, 2003.  See “General Development of the Business – Three Year History and Significant Acquisitions”.

EXPERTS

Names of Experts

Dean J. Besserer, B.Sc., P. Geol., of APEX Geoscience Ltd., an independent consulting geologist and a “qualified person” for the purposes of National Instrument 43-101, is the author responsible for the preparation of:

(1)                                  The Aviat Technical Report on the Aviat Properties, Melville Peninsula, Nunavut; and

(2)                                The Churchill Technical Report on the Churchill Property, Nunavut.

Robin Hopkins, P. Geol. (NT/NU), a “qualified person” for the purposes of National Instrument 43-101, prepared or supervised the preparation of the update on exploration results at the Aviat Properties after the date of the Aviat Technical Report.

Interests of Experts

Other than as disclosed below, none of the experts named under “Names of Experts”, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company’s associates or affiliates (based on information provided to the Company by the experts) or is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

Robin Hopkins, P. Geol. (NT/NU), holds stock options as a consultant for the Company exercisable into less than 1% of the issued and outstanding shares of the Company.  See “Mineral Projects – Aviat Properties (Nunavut) – Exploration Program Update and Status”

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company’s Information Circular for its most recent annual general meeting of securityholders that involved the election of directors.  Additional financial information is provided in the Company’s consolidated financial statements and management’s discussion and analysis for the 12 months ended April 30, 2006.

SCHEDULE “A”

STORNOWAY DIAMOND CORPORATION
(the “Corporation”)

AUDIT & RISK MANAGEMENT COMMITTEE MANDATE

Purpose

The purpose of the Audit and Risk Management Committee (the “Committee”) is to provide assistance to the Board of Directors of the Corporation in fulfilling its responsibility to the shareholders, potential shareholders and the investment community relating to corporate accounting, the reporting practices of the Corporation, the quality and the integrity of the Corporation’s financial reporting practices, and the audit process.  In so doing, it is the responsibility of the Committee to ensure free and open communication between the directors of the Corporation, the independent auditors and the financial management of the Corporation.

Management is responsible for the preparation, presentation and integrity of the Corporation’s financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Corporation.  The independent auditors are responsible for auditing the Corporation’s annual financial statements and for reviewing the Corporation’s interim financial statements.

Organization

The Committee is to be composed of Directors who are independent of the management of the Corporation and are free of any relationship that, in the opinion of the Board of Directors, would interfere with their exercise of independent judgment as committee members.  The Committee will ensure that it’s Chairperson and members be financially literate and that at least one member have expertise in financial reporting.  The Committee will meet at least four times a year, with the authority to convene additional meetings as circumstances require.

Responsibilities

In carrying out its responsibilities, the Committee believes its policies and procedures should remain flexible, in order to best react to changing conditions and to ensure to the directors and shareholders that the accounting and reporting practices of the Corporation are in accordance with all requirements and are of the highest quality.

In carrying out these responsibilities, the Committee will:

•                  Be responsible for reviewing and recommending for approval to the Board the annual and quarterly financial statements of the Corporation.  Included in this review is assessing the use of management estimates in the preparation of the financial statements.  The Committee is responsible for ensuring that systems are in place to limit the potential for material misstatement in the financial statements and that the financial statements are complete and consistent with information known to the Committee;

•                  Review the appointment and retention (subject to Board and Shareholder approval) of the independent auditors, as well as their compensation and the oversight of their work, including resolution of disagreements between management and the independent auditors.  The independent auditors will report directly to the audit committee;

•                  Establish and implement policies and procedures for the pre-approval of allowable services provided by the independent auditors that are intended to safeguard the independence of the external auditors;

•                  Meet with the independent auditors and financial management of the Corporation to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;

•                  Review with the independent auditors, the Corporation’s financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls and systems of the Corporation, and elicit any recommendations for the improvement of such internal controls procedures and systems or particular areas where new or more detailed controls or procedures are desirable.  Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.  Further, the Committee periodically should review the Corporation’s policy statements to determine their appropriateness;

•                  Review the Corporation’s hedging and risk management systems and policies;

•                  Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders.  Any changes in accounting policy should be reviewed;

•                  Review the interim and annual financial statements and disclosures under management’s discussion and analysis of financial condition and results of Operations with both management and external auditors prior to the release of all such reports;

•                  Provide sufficient opportunity for the independent auditors to meet with the members of the Committee without members of management present.  Among the items to be discussed in these meetings are the independent auditors’ evaluation of the Corporations financial, accounting personnel, and the cooperation that the independent auditors received during the course of the audit;

•                  Review accounting and financial human resources succession planning within the Corporation.  As a part of this review, the audit committee will review the corporation’s policy regarding partners, employees, and former partners and employees of the present and former external auditors;

•                  Submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board of Directors;

•                  Establish procedures for dealing with the receipt, retention, and treatment of complaints received by the corporation regarding accounting activities, internal accounting controls or audit matters.  Also, part of these procedures will ensure that such complaints will be handled in a confidential manner with no recourse to the party or parties that have lodged such complaints;

•                  Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside advisors, including legal counsel for this purpose if, in its judgment, that is appropriate;

•                  The Audit Committee will review their own performance on a continual basis and make recommendations to the Board for changes to this Audit and Risk Management Committee Mandate and the composition of the Committee;

•                  Have the right for the purpose of performing its duties to inspect all the books and records and any matters relating to the financial position of the Corporation with the officers, employers or external parties, including the external auditor, all of whom are expected to cooperate.